Deutsche Bank
Interim Report as of March 31, 2012

Exhibit 99.1

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2012	Mar 31, 2011
Share price at period end	€37.31	€41.49

Share price high	€39.51	€48.70

Share price low	€26.17	€39.24

Basic earnings per share	€1.49	€2.20

Diluted earnings per share	€1.44	€2.13

Average shares outstanding, in m., basic	929	937

Average shares outstanding, in m., diluted	960	969

Return on average shareholders’ equity (post-tax)	10.2%	16.7%

Pre-tax return on average shareholders’ equity	13.6%	23.7%

Pre-tax return on average active equity	13.7%	23.9%

Book value per basic share outstanding[1]	€58.72	€53.14

Cost/income ratio[2]	76.1%	67.6%

Compensation ratio[3]	39.8%	40.8%

Noncompensation ratio[4]	36.4%	26.8%

	in € m.	in € m.

Total net revenues	9,193	10,474

Provision for credit losses	314	373

Total noninterest expenses	7,000	7,080

Income before income taxes	1,879	3,021

Net income	1,401	2,130

	Mar 31, 2012 in € bn.	Dec 31, 2011 in € bn.
Total assets	2,103	2,164

Shareholders’ equity	55.0	53.4

Core Tier 1 capital ratio[5]	10.0%	9.5%

Tier 1 capital ratio[5]	13.4%	12.9%

	Number	Number
Branches	3,075	3,078
thereof in Germany	2,036	2,039

Employees (full-time equivalent)	100,682	100,996
thereof in Germany	47,241	47,323

The reconciliation of average active equity and related ratios is provided on page 78 of this report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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Interim Report as of March 31, 2012	Operating and Financial Review

Management Report

Operating and Financial Review

Economic Environment

Global economic growth appears to have accelerated slightly in the first quarter of 2012 after economic momentum had slowed in the preceding quarter, which, in particular, had resulted from the decline in economic output in the eurozone and Japan. This is reflected by the results of purchasing manager surveys (PMI surveys), which improved slightly in the first quarter compared to low levels at the end of 2011. In the U.S., the PMI survey and the more positive developments in the labor market point to sustained economic momentum with an (annualized) growth rate of just under 3 % in the first quarter. In Japan, we expect growth to have recovered significantly thanks to improved foreign trade and the start of reconstruction measures after the catastrophe in March 2011. By contrast, economic output in the eurozone is likely to have declined again in the first quarter of 2012 – albeit at a slower pace than at the end of 2011. Within the eurozone, Germany’s GDP probably stagnated at the start of the year, with French GDP falling slightly. By contrast, the southern economies of the EU probably contracted again noticeably due to the consolidation of public and private finances in these countries. Global economic growth continues to benefit from high, stable growth rates in the emerging markets and in developing countries, which are providing moderate momentum for world trade.

The slightly improved sentiment among purchasing managers is probably largely due to the liquidity measures by the European Central Bank, the fiscal pact agreed by the EU countries and initial agreements on structural reforms especially in Italy and Spain, all of which have considerably reduced the risks of an escalation of the European sovereign debt crisis. Accordingly, risk premiums on government bonds from the peripheral countries declined from their record levels and stock markets around the world rose markedly.

Overall, the banking sector had a better start into 2012 than had been expected. In the U.S., economic recovery and the decline in unemployment continued, strengthening lending both to corporates as well as households. In Europe, growth forecasts at least did not fall further. As a result, lending slowed and volumes stagnated but did not drop significantly – large differences across individual countries notwithstanding.

The most important factor behind the calming of sentiment was the ECB’s two three-year refinancing operations which supplied banks with a gross € 1 trillion in medium-term liquidity at favorable conditions. This eased pressure in private funding markets and enabled many banks to place bonds with investors at better conditions than in the second half 2011. Italian and Spanish banks used much of the additional funds to buy domestic sovereign bonds, thereby relaxing their governments’ tight refinancing situation. In these circumstances, the unprecedented haircut forced on holders of Greek debt did not lead to the feared major market disruptions, although long-term consequences remain unpredictable.

The slightly improved sentiment benefited investment banking; capital issuance except M&A rose substantially compared with the last few months of 2011 even though volumes in most cases remained below the high pre-year level. Overall the profitability of European banks may have recovered at least somewhat, but they remain far behind their U.S. peers.

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Interim Report as of March 31, 2012	Operating and Financial Review

Consolidated Results of Operations

The business environment during the first quarter 2012 was more stable compared to the extreme market volatility which characterized the second half of 2011. However, conditions in the global economy remained challenging. While equity markets improved and credit spreads tightened during the quarter, there was con-tinued caution in the world’s financial markets and among investors. Our first quarter results reflect these factors. In addition, we took a prudent approach to risk taking and capital management without jeopardizing our client facing activities.

In the Corporate & Investment Bank (CIB), net revenues were down 8 % in the first quarter 2012 to € 6.2 billion versus € 6.7 billion in the first quarter 2011. Against the backdrop of a far less favorable environment compared to the prior year quarter, this is a strong result which reflects good performance across most businesses, despite continued risk discipline and lower client activity than in the prior year. Private Clients and Asset Management (PCAM) net revenues were € 3.4 billion in the first quarter 2012 compared to revenues of € 4.1 billion in the first quarter 2011 which was positively impacted by € 263 million related to our stake in Hua Xia Bank for which equity method accounting was applied for the first time. The remaining decrease was mainly attributable to lower operating revenues in Postbank driven by the impact of de-risking activities and also reflecting a low interest rate environment, as well as lower releases of loan loss allowances recorded prior to consolidation (which are shown as interest income). Further, retail client investment activity remained muted, primarily in Germany, and continued low market levels as well as ongoing uncertainties during the quarter adversely impacted the funds business. Overall, the Group’s net revenues in the first quarter 2012 were € 9.2 billion, after a € 257 million impairment charge related to our exposure in Actavis recorded in Corporate Investments, which is a decrease of € 1.3 billion, or 12%, versus the first quarter 2011.

Provision for credit losses was € 314 million in the quarter, a decrease of 16%, from € 373 million in the first quarter 2011. The decrease was mainly attributable to lower provisions recorded at Postbank and the positive performance of our retail portfolio as well as the successful sales of non-performing loans, partly offset by higher provision for credit losses in CIB, being in line with our expectation. The provision for credit losses excludes releases from Postbank related loan loss allowances recorded prior to consolidation of € 36 million which are included in net interest income.

Noninterest expenses were € 7.0 billion in the quarter, essentially unchanged compared to the first quarter 2011. Compensation related costs decreased by € 622 million as a result of lower performance related compensation, based on lower operating performance and a reduced deferred compensation charge for em-ployees eligible for career retirement. These effects were offset by litigation related charges (approximately € 210 million) and increased policyholder benefits and claims in Abbey Life, both in Corporate Banking & Securities (CB&S). The first quarter 2012 also included an accrual of € 73 million for the German bank levy in Consolidation & Adjustments (C&A) which did not occur in the prior year quarter. In addition, there was a negative impact of € 40 million related to a buyback offer for a specific closed-end fund in Private & Business Clients (PBC).

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Interim Report as of March 31, 2012	Operating and Financial Review

Income before income taxes was € 1.9 billion in the quarter, down € 1.1 billion versus the first quarter 2011. The result reflects the specific items mentioned before (Actavis and Hua Xia Bank) as well as weaker con-ditions in the first quarter 2012, as compared to the strong start in 2011, which are characterized by continued caution of financial markets participants.

Net income for the first quarter 2012 was € 1.4 billion compared to € 2.1 billion in the first quarter 2011. Diluted earnings per share were € 1.44 in the first quarter 2012, versus € 2.13 in the first quarter 2011. Income tax expense was € 478 million in the first quarter 2012. The effective tax rate of 25.4 % in the current quarter mainly benefited from share-based payments related tax effects. Income tax expense in the first quarter 2011 was € 891 million. The effective tax rate of 29.5 % in the first quarter 2011 benefited from the partial tax exemption of net gains related to our stake in Hua Xia Bank.

Segment Results of Operations

Corporate & Investment Bank Group Division (CIB)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues	6,187	6,696	(510)	(8)

Provision for credit losses	118	33	85	N/M

Noninterest expenses	4,005	4,091	(86)	(2)

Noncontrolling interests	6	11	(5)	(43)

Income before income taxes	2,058	2,561	(503)	(20)

N/M – Not meaningful

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	3,390	3,691	(301)	(8)

Sales & Trading (equity)	726	943	(218)	(23)

Origination (debt)	379	378	1	0

Origination (equity)	138	181	(42)	(23)

Advisory	121	159	(37)	(24)

Loan products	303	452	(149)	(33)

Other products	162	40	123	N/M

Total net revenues	5,220	5,843	(623)	(11)

Provision for credit losses	85	12	73	N/M

Noninterest expenses	3,412	3,533	(121)	(3)

Noncontrolling interests	6	11	(5)	(43)

Income before income taxes	1,717	2,287	(570)	(25)

N/M – Not meaningful

Sales & Trading (debt and other products) net revenues were € 3.4 billion in the first quarter 2012, a decrease of € 301 million, or 8%, compared to the first quarter 2011. While overall performance was strong reflecting increased client activity compared to the second half of 2011, the environment remains less favorable than in the prior year quarter. Revenues in Credit benefited from solid client activity, although these were lower than in the prior year quarter reflecting deliberately lower inventory levels. Money Markets revenues were significantly higher than the prior year quarter across all regions. Revenues in Rates were higher compared to the prior year quarter due to increased client activity in flow and client solutions, generating the second best first quarter ever for the business. Foreign Exchange had record volumes, but revenues were in line with the prior year quarter, reflecting lower margins. Revenues in Emerging Markets were lower than in the prior year quarter with higher flow activity offset by reduced demand for client solutions. Commodities revenues were in line with the

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Interim Report as of March 31, 2012	Operating and Financial Review

prior year quarter, with a strong performance across all products. RMBS revenues were significantly lower than in the prior year quarter, reflecting reduced client demand.

Sales & Trading (equity) generated net revenues of € 726 million in the first quarter 2012, a decrease of € 218 million, or 23%, compared to the first quarter 2011. While improved market sentiment was reflected in increases across major equity indices, industry-wide client activity remained significantly lower than in the prior year quarter. Equity Trading revenues were lower than in the prior year quarter despite market share increases in Europe and the U.S, reflecting lower industry-wide market volumes as well as the non-recurrence of a gain on the sale of our stake in the Russian stock exchange RTS in the prior year quarter. Equity Derivative revenues were also lower than in the prior year quarter due to reduced flow and corporate volumes. Prime Finance revenues were in line with the prior year quarter, as higher balances were offset by pricing pressures. During the quarter Deutsche Bank was voted number one for European Sales, Trading, and Research in Institutional Investor 2012 All-Europe surveys.

Origination and Advisory generated revenues of € 638 million in the first quarter 2012, a decrease of € 79 million, or 11%, compared to the first quarter 2011, reflecting lower industry-wide activity. Deutsche Bank was ranked number three globally by share of Corporate Finance fees, its highest ranking ever. Deutsche Bank was also ranked top five across M&A, Equity Origination, and Debt Origination globally. Advisory revenues of € 121 million were down 24 % on the prior year quarter reflecting subdued activity levels compared to the prior year, and Deutsche Bank was ranked number five for the quarter. Debt Origination revenues of € 379 million were in line with the prior year quarter, and Deutsche Bank was ranked number two in All International Bonds and number two in All Bonds in Europe, according to Thomson Reuters. Equity Origination revenues decreased by 23 % to € 138 million compared to the prior year quarter reflecting lower industry-wide equity capital market activity, although issuance levels grew towards the end of the quarter as volatility declined. Deutsche Bank was ranked number five globally in equity issuance and number one in IPOs (Bloomberg). (All rankings sourced from Dealogic unless stated otherwise).

Loan products revenues were € 303 million in the first quarter 2012, a decrease of € 149 million, or 33%, on the prior year quarter due to the combination of reduced balances, markdowns and the net effect of movements in credit spreads.

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Interim Report as of March 31, 2012	Operating and Financial Review

Net revenues from other products were € 162 million in the first quarter 2012, an increase of € 123 million from the prior year quarter. This increase was driven by higher mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

Provision for credit losses in CB&S were a net charge of € 85 million in the first quarter 2012 compared to a low net charge of € 12 million in the prior year quarter.

Noninterest expenses were € 3.4 billion in the first quarter 2012, a decrease of € 121 million, or 3%, compared to the first quarter 2011. This decrease was substantially driven by lower performance related compensation, based on lower operating performance and a reduced deferred compensation charge for employees eligible for career retirement. These decreases were partly offset by approximately € 210 million of litigation related expenses, and the impact of the afore-mentioned effects from Abbey Life.

Income before income taxes in CB&S was € 1.7 billion in the first quarter 2012, compared to € 2.3 billion in the prior year quarter.

Global Transaction Banking Corporate Division (GTB)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues	967	853	114	13

Provision for credit losses	33	21	12	55

Noninterest expenses	593	558	35	6

Noncontrolling interests	—	—	—	N/M

Income before income taxes	340	274	67	24

N/M – Not meaningful

GTB’s net revenues were € 967 million in the first quarter 2012, an increase of € 114 million, or 13%, compared to the first quarter 2011. The increase was driven by growth in fee and interest income spread across product lines reflecting GTB’s robust business model. Compared to the prior year quarter, interest income increased benefiting from higher balances, offsetting the continued low interest rate environment, particularly in the U.S. and the euro area, while rates in Asia remained favorable. Trade Finance generated strong revenues driven by ongoing growth in client volumes and demand for financing products. Trust & Securities Services revenues grew based on strong momentum in the custody business, especially securities lending, as well as higher balances in trust and agency services. In Cash Management, revenues increased as a result of higher transaction and deposit volumes.

In provision for credit losses, GTB recorded a net charge of € 33 million in the first quarter 2012, compared to € 21 million in the prior year quarter. The charges in both periods were mainly related to the commercial banking activities acquired in the Netherlands in 2010. The remaining GTB businesses showed a net release which partly counterbalanced the aforementioned increase.

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Interim Report as of March 31, 2012	Operating and Financial Review

Noninterest expenses of € 593 million in the first quarter 2012 were up € 35 million, or 6%, compared to the first quarter 2011. This increase was mainly driven by performance related compensation as well as insurance related costs. In addition, integration costs for the acquisition in the Netherlands contributed to this increase.

Income before income taxes was € 340 million for the quarter, an increase of € 67 million, or 24%, compared to the prior year quarter.

Private Clients and Asset Management Group Division (PCAM)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues	3,384	4,074	(690)	(17)

Provision for credit losses	194	338	(144)	(43)

Noninterest expenses	2,604	2,680	(76)	(3)

Noncontrolling interests	30	78	(47)	(61)

Income before income taxes	555	978	(423)	(43)

Asset and Wealth Management Corporate Division (AWM)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues:

Discretionary portfolio management/fund management (AM)	384	416	(32)	(8)
Discretionary portfolio management/fund management (PWM)	102	110	(9)	(8)

Total discretionary portfolio management/fund management	486	526	(40)	(8)

Advisory/brokerage (PWM)	199	230	(31)	(14)

Credit products (PWM)	102	94	8	8

Deposits and payment services (PWM)	67	35	32	92

Other products (AM)	(4)	26	(30)	N/M
Other products (PWM)	34	91	(57)	(63)

Total other products	29	116	(87)	(75)

Total net revenues	883	1,002	(119)	(12)

Provision for credit losses	0	19	(18)	(98)

Noninterest expenses	739	792	(52)	(7)

Noncontrolling interests	1	1	(0)	(6)

Income before income taxes	142	190	(48)	(25)

Breakdown of AWM by business

Asset Management:

Net revenues	380	441	(62)	(14)

Provision for credit losses	(0)	0	(0)	N/M

Noninterest expenses	325	366	(40)	(11)

Income before income taxes	54	75	(20)	(27)

Private Wealth Management:

Net revenues	503	561	(57)	(10)

Provision for credit losses	0	19	(18)	(98)

Noninterest expenses	414	426	(12)	(3)

Income (loss) before income taxes	88	116	(28)	(24)

N/M – Not meaningful

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Interim Report as of March 31, 2012	Operating and Financial Review

AWM reported net revenues of € 883 million in the first quarter 2012, a decrease of € 119 million, or 12%, compared to the same period in 2011. Revenues from other products declined by € 87 million (from € 116 million to € 29 million) compared to the same period last year. Of this decline € 57 million, or 63%, was attributable to Private Wealth Management (PWM), which was significantly impacted by positive effects from the realignment of Sal. Oppenheim in 2011. The remaining decline in revenues from other products of € 30 million was attributable to Asset Management (AM) reflecting lower gains on sale of investments. Discretionary portfolio management/fund management revenues in AWM decreased by € 40 million, or 8%. The decline was € 32 million in AM and € 9 million in PWM. Both developments were driven by negative market impacts resulting in lower asset flows and lower performance fees. Advisory/brokerage revenues decreased by € 31 million, or 14%, to € 199 million. This was mainly driven by a lower client activity reflecting investor uncertainty. Partly offsetting these decreases were € 32 million (or 92%) higher revenues in deposits and payment services compared to the same period in 2011, mainly due to the launch of various product initiatives targeting stable funding. Revenues from credit products were € 8 million, or 8%, higher compared to the first quarter 2011, mainly due to higher lending volume in Asia/Pacific and Americas.

Provision for credit losses decreased to a level below € 1 million by € 18 million compared to the same period last year, mainly related to lower provisions in Sal. Oppenheim.

Noninterest expenses in the first quarter 2012 were € 739 million, down by € 52 million, or 7%, compared to the first quarter 2011. The decline reflected mainly lower retention and severance expenses. In addition, the decrease also reflected improved platform efficiencies in AM.

In the first quarter 2012, AWM recorded an income before income taxes of € 142 million compared to € 190 million in the first quarter last year. Income before income taxes declined by € 28 million in PWM and by € 20 million in AM.

Invested Assets in AWM increased € 7 billion to € 820 billion in the first quarter of 2012. In PWM, invested assets were € 278 billion, an increase of € 9 billion compared to December 31, 2011. The increase included € 11 billion due to market appreciation and € 2 billion net inflows, partly offset by € 3 billion from foreign currency movements. Invested assets in AM decreased by € 2 billion. Net outflows of € 10 billion, mainly related to one single customer in Europe, and negative effects from foreign currency movements of € 8 billion, were partly offset by € 16 billion due to market appreciation.

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Interim Report as of March 31, 2012	Operating and Financial Review

Private & Business Clients Corporate Division (PBC)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues:

Discretionary portfolio management/fund management	54	72	(19)	(26)

Advisory/brokerage	257	290	(33)	(11)

Credit products	545	547	(2)	(0)

Deposits and payment services	550	519	31	6

Other products	1,096	1,644	(548)	(33)

Total net revenues	2,501	3,072	(571)	(19)

Provision for credit losses	194	320	(126)	(39)

Noninterest expenses	1,865	1,888	(23)	(1)

Noncontrolling interests	29	77	(47)	(62)

Income before income taxes	413	788	(375)	(48)

Breakdown of PBC by business

Advisory Banking Germany:

Net revenues	1,031	1,038	(7)	(1)

Provision for credit losses	5	50	(45)	(90)

Noninterest expenses	835	757	78	10

Income before income taxes	191	231	(40)	(17)

Advisory Banking International:

Net revenues	497	707	(210)	(30)

Provision for credit losses	64	63	1	1

Noninterest expenses	306	345	(39)	(11)

Income before income taxes	127	298	(171)	(57)

Consumer Banking Germany:[1]

Net revenues	972	1,327	(354)	(27)

Provision for credit losses	125	206	(81)	(39)

Noninterest expenses	723	785	(62)	(8)

Noncontrolling interests	29	77	(47)	(62)

Income before income taxes	95	258	(164)	(63)
[1]	Postbank (including purchase price adjustments, noncontrolling interests and other transaction related components).

Net revenues in the first quarter 2012 were € 2.5 billion, down € 571 million, or 19%, compared to the first quarter 2011. Most of this decline was attributable to lower revenues from other products, which decreased by € 548 million. This development reflected the non-recurrence of a one time positive impact of € 263 million related to our stake in Hua Xia Bank. In addition, Postbank contributed € 354 million to the decrease, with € 972 million revenues in the current quarter, compared to € 1.3 billion in the prior year quarter. The decrease was attributable to lower operating revenues driven by the impact of de-risking activities and also reflecting a low interest rate environment, as well as lower releases of loan loss allowances recorded prior to consolidation (which are shown as interest income). Furthermore, revenues in Postbank were negatively affected by € 34 million impairments on Greek government bonds. Advisory/brokerage revenues were down by € 33 million, or 11%, in both Advisory Banking Germany and International. Revenues from discretionary portfolio management/fund management decreased by € 19 million, or 26%, mainly in Advisory Banking Germany. Both product categories were impacted by the ongoing reluctance of retail clients to invest. Revenues from deposits and payment services were € 550 million, up € 31 million, or 6%, compared to the first quarter 2011, mainly driven by an increase in deposit volumes in both Advisory Banking units. Credit products revenues were essentially unchanged, compared to the first quarter 2011. Increased revenues resulting from higher loan volumes offset the impact of lower margins in all major regions of Advisory Banking.

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Interim Report as of March 31, 2012	Operating and Financial Review

Provision for credit losses was € 194 million in the first quarter of 2012 versus € 320 million in the first quarter 2011, of which € 125 million and € 206 million, respectively, related to Postbank. The decrease of € 81 million in Postbank provision for credit losses was attributable to releases of loan loss allowances recorded after consolidation. In the current quarter, releases of loan loss allowances recorded prior to consolidation were € 36 million (versus € 117 million in the first quarter 2011) and are reported as net interest income. Excluding Postbank, provisions for credit losses decreased by € 44 million, compared to the same quarter last year. The decrease was primarily attributable to an improved credit performance in consumer finance. In addition, the decline was attributable to a positive impact from the sale of non-performing loan portfolios of € 51 million, whereas the first quarter 2011 included a positive effect from portfolio sales of € 33 million.

Noninterest expenses were € 1.9 billion in the first quarter 2012, slightly below the first quarter 2011. The decrease included € 54 million related to Postbank, mainly due to lower operating expenses and the non-recurrence of expenses related to measures recorded in the prior year’s quarter. Excluding Postbank (and costs related to Postbank integration reflected in Advisory Banking Germany), noninterest expenses were up € 31 million, mainly resulting from a negative impact of € 40 million related to a buyback offer for a specific closed-end fund.

Income before income taxes was € 413 million in the first quarter, a decrease of € 375 million, or 48%, compared to the first quarter 2011. The decrease was mainly driven by the non-recurrence of the aforementioned one time positive impact in Advisory Banking International related to our share in Hua Xia Bank. Advisory Banking International recorded an income before income taxes of € 127 million in the current quarter compared to € 298 million in the prior year quarter. Income before income taxes in Advisory Banking Germany was € 191 million in the current quarter and € 231 million in the first quarter 2011. In Consumer Banking Germany income before income taxes was € 95 million and € 258 million, respectively.

Invested assets were € 308 billion as of March 31, 2012, up € 5 billion compared to December 31, 2011. The increase was driven by € 6 billion related to market appreciation, partly offset by € 1 billion of net outflows.

PBC’s total number of clients was 28.5 million, of which 14.0 million related to Postbank. PBC’s number of clients at March 31, 2012 was essentially unchanged from December 31, 2011.

Corporate Investments Group Division (CI)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues	4	180	(176)	(98)

Provision for credit losses	2	1	0	22

Noninterest expenses	312	344	(32)	(9)

Noncontrolling interests	(7)	(0)	(7)	N/M

Income (loss) before income taxes	(303)	(165)	(138)	84

N/M – Not meaningful

Net revenues were € 4 million in the first quarter 2012, compared to € 180 million in the first quarter 2011. The current quarter included an impairment of € 257 million on Actavis. This was recognized as a result of substantial progress towards an agreement for a third party to acquire Actavis. The first quarter last year reflected a share of net loss of € 55 million on that exposure. Remaining revenues in both quarters mainly contained recurring revenues from Actavis, BHF-BANK and from our consolidated investments in The Cosmopolitan of Las Vegas and Maher Terminals.

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Interim Report as of March 31, 2012	Operating and Financial Review

Noninterest expenses were € 312 million in the first quarter 2012, compared to € 344 million in the same period last year. The decrease was mainly related to a specific charge in the first quarter 2011 that was related to the at that time announced sale of the Group’s headquarters in Frankfurt am Main.

CI recorded a loss before income taxes of € 303 million in the first quarter 2012 and of € 165 million in the first quarter 2011.

Consolidation & Adjustments (C&A)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011	Absolute Change	Change in %
Net revenues	(382)	(476)	94	(20)

Provision for credit losses	0	(0)	0	N/M

Noninterest expenses	79	(34)	113	N/M

Noncontrolling interests	(29)	(89)	59	(67)

Income (loss) before income taxes	(431)	(353)	(78)	22

N/M – Not meaningful

Loss before income taxes in Consolidation & Adjustments (C&A) was € 431 million in the first quarter 2012, compared to € 353 million in the prior year.

Revenues in both periods included significant negative effects from different accounting methods used for management reporting and IFRS. These amounted to € 319 million in the current quarter, of which approximately half was driven by the development of U.S. dollar/euro basis swap spreads. The Group predominantly funds its operations in euro and then converts some of these funds into U.S. dollars using the basis swap market. The funding and the related basis swaps represent an economically hedged position and different accounting methods may result in material effects in C&A. While the funding instrument is accounted for at amortized costs, the mark-to-market valuation of the swaps is sensitive to movements in U.S. dollar/euro mid- to long-term basis swap spreads. These valuation related timing effects reverse over the life of these positions. In the current year quarter, these spreads narrowed significantly resulting in a mark-to-market loss. Revenues in the current quarter also included mark-to-market losses of approximately € 70 million from the narrowing of the credit spreads of certain of our own debt as well as effects of approximately € 80 million from different accounting methods related to economically hedged short-term positions which resulted from changes in short-term euro interest rates and from the reversal of prior period interest rate effects. This accounting difference was the main driver for the loss before income taxes of € 353 million in the first quarter 2011. Revenues in both periods also reflected negative effects from the hedging of net investments in certain foreign operations.

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Interim Report as of March 31, 2012	Operating and Financial Review

Noninterest expenses in the current year quarter included the accrual for the German bank levy of € 73 million, whereas in the prior year, the accrual for the German bank levy only started in the second quarter. The positive effect in C&A from the reversal of noncontrolling interests, which are deducted from income before income taxes of the divisions, was mostly related to Postbank in both quarters. It significantly decreased in comparison to the prior year quarter.

Financial Position

The table below shows information on our financial position.

in € m.	Mar 31, 2012	Dec 31, 2011
Cash and due from banks	14,700	15,928

Interest-earning deposits with banks	126,784	162,000

Central bank funds sold, securities purchased under resale agreements and securities borrowed	73,111	57,110

Trading assets	258,504	240,924

Positive market values from derivative financial instruments	759,231	859,582

Financial assets designated at fair value through profit or loss[1]	186,908	180,293

Loans	407,501	412,514

Brokerage and securities related receivables	170,820	122,810

Remaining assets	105,736	112,942

Total assets	2,103,295	2,164,103

Deposits	588,319	601,730

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	66,602	43,401

Trading liabilities	69,044	63,886

Negative market values from derivative financial instruments	738,120	838,817

Financial liabilities designated at fair value through profit or loss[2]	111,608	118,318

Other short-term borrowings	59,901	65,356

Long-term debt	163,061	163,416

Brokerage and securities related payables	183,772	139,733

Remaining liabilities	67,063	74,786

Total liabilities	2,047,490	2,109,443

Total equity	55,805	54,660
[1]

Includes securities purchased under resale agreements designated at fair value through profit or loss of € 125,611 million and € 117,284 million and securities borrowed designated at fair value through profit or loss of € 25,912 million and € 27,261 million as of March 31, 2012 and December 31, 2011, respectively.

[2]	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 83,197 million and € 93,606 million as of March 31, 2012 and December 31, 2011, respectively.

Movements in Assets

As of March 31, 2012, total assets were € 2,103 billion. The decrease of € 61 billion, or 3%, compared to December 31, 2011, was primarily driven by lower positive market values from derivative financial instruments and interest-earning deposits with banks, partially offset by increases in brokerage and securities related receivables and trading assets. Foreign exchange movement, in particular between U.S. dollar and euro, contributed € 30 billion to the overall reduction of our balance sheet in the first quarter 2012.

Positive market values from derivative financial instruments were down by € 100 billion, predominantly driven by increasing yield curves and tightening of credit spreads during the first quarter 2012. Interest-earning deposits with banks were down by € 35 billion from the elevated level observed at year-end 2011.

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Interim Report as of March 31, 2012	Operating and Financial Review

Brokerage and securities related receivables were up € 48 billion compared to December 31, 2011, as volumes increased over the course of the year from traditionally lower year-end levels. Trading assets were up by € 18 billion, predominantly driven by debt securities.

Movements in Liabilities

Total liabilities were down by € 62 billion to € 2,047 billion, primarily driven by lower negative market values from derivative financial instruments, partially offset by increases in brokerage and securities related payables.

Negative market values from derivative financial instruments were down by € 101 billion, while brokerage and securities related payables were up € 44 billion compared to December 31, 2011, driven by the same factors as the corresponding asset positions.

Equity

As of March 31, 2012, total equity was € 55.8 billion, an increase of € 1.1 billion or 2%, compared to € 54.7 billion as of December 31, 2011. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 1.4 billion and a decrease of € 575 million in our balance of treasury shares which are deducted from equity, partly offset by a decrease in the noncontrolling interests of € 423 million and a reduction of additional paid-in capital of € 259 million. The decrease in the noncontrolling interests was mainly caused by the exercise of Deutsche Post’s put option on Postbank shares. The resulting increase in Postbank shares led in turn to an increase in additional paid-in capital. The above mentioned net reduction of additional paid-in capital is mainly driven by net changes in share awards.

Regulatory Capital

Starting December 31, 2011, the calculation of the Group’s regulatory capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”. The Bank’s Tier 1 capital ratio was 13.4 % as of March 31, 2012, up from 12.9 % at December 31, 2011. The Tier 1 capital ratio was positively impacted by the reduction of risk-weighted assets. The core Tier 1 capital ratio, which excludes hybrid capital instruments, was 10.0 % as of March 31, 2012, compared to 9.5 % at the end of 2011. Tier 1 capital as of March 31, 2012, was € 49.4 billion, € 372 million higher than at the end of 2011. The positive impact of the first quarter’s net income attributable to Deutsche Bank shareholders of € 1.4 billion was partly offset by effects from changes in foreign exchange rates, dividend accruals and equity compensation effects. Risk-weighted assets were € 368 billion as of March 31, 2012, € 13 billion lower than at the end of 2011, largely reflecting reductions in credit risk and, to a lesser extent, market risk as well as changes in foreign exchange rates.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.

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Interim Report as of March 31, 2012	Operating and Financial Review

As of March 31, 2012 and December 31, 2011 the carrying value of reclassified assets was € 22.1 billion and € 22.9 billion, respectively, compared with a fair value of € 19.8 billion and € 20.2 billion as of March 31, 2012 and December 31, 2011, respectively. These assets are predominantly held in CB&S.

Please refer to the section “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” on page 61 for additional information on the impact of reclassification.

Update on Key Credit Market Exposures

The following is an update on the development of certain credit positions (including protection purchased from monoline insurers) of certain CB&S businesses on which we have previously provided additional risk disclosures. There have been no significant developments since December 31, 2011, with respect to our commercial paper holdings in Ocala or those mortgage related exposures described in our 2011 Financial Report – Management Report: Operating and Financial Review. Our gross exposure to U.S. subprime and Alt-A RMBS and CDO declined from € 2.4 billion at December 31, 2011 to € 2.3 billion at March 31, 2012. Net of hedges and other protection purchased, we had negative exposures (i.e., we would recognize a gain were all of the gross positions to default) of € 146 million at December 31, 2011 and € 62 million at March 31, 2012.

The following is an update on the development on protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages[1,2]	Mar 31, 2012				Dec 31, 2011
in € m.	Notional amount	Fair value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Fair value prior to CVA[3]	CVA[3]	Fair value after CVA[3]
AA Monolines:[4]
Other subprime	118	63	(17)	46	124	65	(20)	45
Alt-A	3,335	1,519	(255)	1,264	3,662	1,608	(353)	1,255

Total AA Monolines	3,453	1,582	(272)	1,310	3,786	1,673	(373)	1,300
[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 48 million as of March 31, 2012 and € 52 million as of December 31, 2011, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2012 and December 31, 2011.

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Interim Report as of March 31, 2012	Operating and Financial Review

Other Monoline exposure[1,2]	Mar 31, 2012				Dec 31, 2011
in € m.	Notional amount	Fair value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Fair value prior to CVA[3]	CVA[3]	Fair value after CVA[3]
AA Monolines:[4]
TPS-CLO	2,629	727	(180)	547	2,721	786	(201)	585
CMBS	1,082	11	(1)	10	1,113	26	(3)	23
Student loans	294	23	(4)	19	303	56	(13)	43
Other	901	255	(100)	155	922	305	(111)	194

Total AA Monolines	4,906	1,016	(285)	731	5,059	1,173	(328)	845

Non Investment Grade Monolines:[4]
TPS-CLO	514	179	(70)	109	547	199	(89)	110
CMBS	3,468	167	(26)	141	3,539	211	(42)	169
Corporate single name/Corporate CDO	1,008	2	—	2	2,062	2	—	2
Student loans	1,284	580	(168)	412	1,325	587	(189)	398
Other	1,054	165	(57)	108	1,076	213	(89)	124

Total Non Investment Grade Monolines	7,328	1,093	(321)	772	8,549	1,212	(409)	803

Total	12,234	2,108	(605)	1,503	13,608	2,385	(737)	1,648
[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 43 million as of March 31, 2012, and € 46 million as of December 31, 2011, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2012 and December 31, 2011.

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note 01 “Significant Accounting Policies” of our Financial Report 2011.

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Interim Report as of March 31, 2012	Operating and Financial Review

Total Assets in Consolidated SPEs

These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs.

Mar 31, 2012	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits[2]	—	32	9,881	1	30	9,944

Group sponsored securitizations	2,120	441	1,157	3	46	3,767

Third party sponsored securitizations[3]	1,891	—	487	13	143	2,534

Repackaging and investment products	4,429	1,012	196	882	371	6,890

Mutual funds	4,797	—	—	1,078	16	5,891

Structured transactions	2,421	118	3,748	22	350	6,659

Operating entities	2,292	3,816	3,158	75	3,269	12,610

Other	162	267	543	170	585	1,727

Total	18,112	5,686	19,170	2,244	4,810	50,022
[1]	Fair value of derivative positions was € 649 million.
[2]	Decrease due to the paydown of certain facilities during the period.
[3]	Increase due to the consolidation of certain Collateralized Mortgage Obligations in the period.

Dec 31, 2011	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	—	39	10,998	1	33	11,071

Group sponsored securitizations	2,044	191	1,169	3	48	3,455

Third party sponsored securitizations	—	—	493	14	156	663

Repackaging and investment products	5,032	971	207	606	409	7,225

Mutual funds	3,973	—	—	1,934	566	6,473

Structured transactions	2,425	43	3,748	22	334	6,572

Operating entities	2,116	3,879	3,228	102	3,439	12,764

Other	114	239	329	84	548	1,314

Total	15,704	5,362	20,172	2,766	5,533	49,537
[1]	Fair value of derivative positions was € 580 million.

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Interim Report as of March 31, 2012	Operating and Financial Review

Exposure to Nonconsolidated SPEs

This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs.

Maximum unfunded exposure remaining in € bn.	Mar 31, 2012	Dec 31, 2011
Category:

Group sponsored ABCP conduits	1.1	1.2

Third party ABCP conduits	1.9	1.9

Third party sponsored securitizations
U.S.[1]	1.4	1.6
non-U.S.	1.3	1.4

Guaranteed mutual funds[2]	10.3	9.8

Real estate leasing funds	0.7	0.7
[1]	Decrease is due to the maturity of certain facilities during the period.
[2]	Increase is due to improved fund performance and client inflows during the period.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Date

As a result of the substantial progress towards an agreement for a third party to acquire Actavis, CI recognized an impairment loss of € 257 million in the first quarter 2012.

As of April 25, 2012, we classified our exposure in Actavis (recorded within CI) as held for sale following further progress towards an agreement for a third party to acquire Actavis. Currently, we do not anticipate further material financial impacts in this regard.

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Interim Report as of March 31, 2012	Risk Report

Risk Report

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged, can be found in our Financial Report 2011.

Postbank conducts its own risk management activities under its own statutory responsibilities. We provide advisory services to Postbank with regard to specific risk management areas.

Credit Exposure

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

	Mar 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	50,283	19,687	8,042	32,443	22,415	132,870

A	43,101	35,240	22,055	15,923	7,970	124,289

BBB	55,619	36,118	19,410	14,793	4,758	130,698

BB	51,673	22,785	12,641	6,538	2,465	96,102

B	16,482	9,631	5,940	2,649	168	34,870

CCC and below	18,640	2,212	1,598	1,531	217	24,198

Total	235,798	125,673	69,686	73,877	37,993	543,027
[1]	Includes impaired loans mainly in category CCC and below amounting to € 5.8 billion as of March 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.9 billion as of March 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

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Interim Report as of March 31, 2012	Risk Report

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	51,321	21,152	6,535	37,569	22,753	139,330

A	45,085	37,894	24,410	17,039	8,581	133,009

BBB	59,496	36,659	21,002	12,899	5,109	135,165

BB	50,236	21,067	13,986	7,478	2,303	95,070

B	17,650	9,152	6,051	3,007	263	36,123

CCC and below	18,148	2,071	1,669	1,632	371	23,891

Total	241,936	127,995	73,653	79,624	39,380	562,588
[1]	Includes impaired loans mainly in category CCC and below amounting to € 6.0 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease in our corporate credit exposure during the first quarter of 2012 amounting to € 20 billion or 3 % which primarily reflects decreases in loans of € 6 billion, OTC derivatives of € 6 billion, contingent liabilities of € 4 billion and in irrevocable lending commitments of € 2 billion, all predominantly in investment grade rated exposures.

Credit Risk Exposure to certain European Countries

Certain European countries are presented within the tables below due to their heightened sovereign default risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including large public debt levels, limited access to capital markets, high credit default swap spreads, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, high unemployment and the necessity to implement various austerity measures) and the fact that some of these countries have accepted “bail out” packages. We also monitor other European countries very closely given their associated exposures to these certain countries as well as to their recent rating downgrades although their observed risk factors currently do not warrant inclusion in this disclosure.

The following table provides our risk management perspective of our aggregate net credit risk exposure considering the domicile of the group parent, thereby reflecting the one obligor principle. These exposures consider derivative netting and are net of hedges and collateral. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities.

in € m.	Mar 31, 2012	Dec 31, 2011
Greece	547	840

Ireland	1,771	1,570

Italy	17,967	18,064

Portugal	1,412	1,733

Spain	12,466	12,750

Total	34,163	34,957

Net credit exposure is down € 794 million since year-end 2011 primarily driven by reductions in the Postbank portfolio related to Financial Institutions exposure in Portugal and Spain as well as in Greece partly due to the participation in the Greek government bonds restructuring.

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Interim Report as of March 31, 2012	Risk Report

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporates and diversified mid-cap clients, while our financial institutions exposure is predominantly geared towards Tier 1 banks. Sovereign exposure is moderate and principally in Italy and Spain, and there driven by our flow derivatives and market making activities. For a more detailed description of the risks associated with direct exposure to these countries as well as the respective exposure management and monitoring see the risk sections of our Financial Report 2011.

In contrast to the above, for accounting purposes we aggregate credit risk exposure to counterparties with a country of domicile in, or in relation to credit default swaps, underlying reference assets from, these European countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The table below presents our gross position which reflects our net credit risk exposure grossed up for net credit derivative protection purchased, collateral held and allowances for credit losses.

	Mar 31, 2012
in € m.	Sovereign	Financial Institutions	Corporates	Retail	Other		Total[1]
Greece	113	675	1,426	8	—		2,222

Ireland	651	2,869	7,735	59	6,342	[2]	17,656

Italy	1,991	4,832	9,210	19,836	387		36,256

Portugal	212	649	1,460	2,410	48		4,779

Spain	1,359	6,397	9,674	11,399	267		29,096

Total	4,326	15,422	29,505	33,712	7,044		90,009
[1]	Approximately 60 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The table below presents our aggregate net credit risk exposure after effects of collateral held, guarantees received and further risk mitigation. Loan exposures held at amortized cost are presented after deduction of allowance for loan losses.

	Mar 31, 2012
in € m.	Sovereign	Financial Institutions	Corporates	Retail	Other		Total[1]
Greece	94	99	354	2	—		549

Ireland	350	1,675	6,165	9	4,958	[2]	13,157

Italy	1,953	1,753	6,492	8,332	184		18,714

Portugal	189	305	740	402	48		1,684

Spain	1,358	3,575	6,591	1,932	200		13,656

Total	3,944	7,407	20,342	10,677	5,390		47,760
[1]	Approximately 60 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

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Interim Report as of March 31, 2012	Risk Report

In arriving at our net exposure the principal cause of the reduction from the gross position is the application of collateral held, in particular with respect to the retail category, but also for financial institutions, predominantly in relation to derivative margining arrangements, as well as for corporates. Other adjustments to arrive at our net exposure include credit derivatives with underlying reference assets domiciled in one of the above countries as well as allowance for credit losses.

The table below provides an overview of our aggregate net credit risk exposure to counterparties with a country of domicile in, or in relation to credit default swaps, underlying reference assets from, these European countries, broken down by type of financial instrument. Exposures are presented after effects of collateral held, guarantees received and further risk mitigation but excluding net notional amounts of credit derivatives for protection sold/(bought). Loan exposures held at amortized cost are presented before and after deduction of allowance for loan losses.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Mar 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	213	198	22	42	126	122	510

Ireland	4,498	4,487	2,774	1,333	2,107	3,703	14,404

Italy	12,429	11,838	3,617	1,273	3,471	(2,371)	17,828

Portugal	1,107	1,081	246	167	327	473	2,294

Spain	6,438	6,009	3,087	3,312	547	1,139	14,094

Total	24,685	23,613	9,746	6,127	6,578	3,066	49,130
[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

The following table provides an overview of our credit derivative exposure with sovereign and non-sovereign underlying assets domiciled in, or in relation to credit default swaps, underlying reference assets from, these European countries. The table presents the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2011.

	Notional amounts			Mar 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	2,322	(2,284)	39	(7)

Ireland	11,117	(12,363)	(1,246)	36

Italy	61,010	(60,125)	885	94

Portugal	12,255	(12,865)	(610)	18

Spain	35,772	(36,210)	(438)	8

Total	122,476	(123,847)	(1,370)	149

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Interim Report as of March 31, 2012	Risk Report

The table below provides an overview of our aggregate undrawn exposure to counterparties with a country of domicile in certain European countries. Terms and conditions related to any potential limitations of the counterparty being able to draw down on available facilities are included within the specific contractual documentation.

	Mar 31, 2012
in € m.	Sovereign	Financial Institutions	Corporates	Retail	Other	Total
Greece	—	5	156	2	—	163

Ireland	—	5	1,287	3	353	1,648

Italy	13	679	3,471	267	—	4,430

Portugal	—	42	136	39	—	217

Spain	—	436	2,866	587	—	3,889

Total	13	1,167	7,916	898	353	10,347

Sovereign Credit Risk Exposure to certain European Countries

Following the October 26, 2011, Euro Summit Statement and the February 21, 2012, Eurogroup Statement, on February 24, 2012 the Greek government, made an invitation to private sector holders of bonds issued or guaranteed by the Greek government to participate in a debt exchange offer and/or consent solicitations, referred to as the Private Sector Involvement (PSI). The bonds invited to participate in the PSI had an aggregate outstanding face amount of approximately € 206 billion. The debt exchange offer and consent solicitations were aimed at maximizing the PSI in the overall support package being offered to Greece, in conjunction with the support provided by the official sector (IMF, EU, ECB), thereby mitigating the likelihood of Greece defaulting on its obligations.

In March 2012, we participated in the exchange offer and consent solicitations with all our Greek Government Bonds (GGB) eligible in this respect. Under the PSI, GGB holders, in exchange, received (i) new bonds issued by the Greek government having a face amount equal to 31.5 % of the face amount of their exchanged bonds, (ii) European Financial Stability Facility (EFSF) notes with a maturity of two years or less having a face amount of 15 % of the face amount of their exchanged bonds and (iii) detachable securities linked to the Greece gross domestic product issued by the Greek government having a notional amount equal to the face amount of each holder’s new bonds. The Greek government also delivered short-term EFSF notes to discharge all unpaid interest accrued up to February 24, 2012, on exchanged bonds.

The bonds that we tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

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Interim Report as of March 31, 2012	Risk Report

The below sovereign information includes, in the figures as of March 31, 2012, the Greek government bonds received as part of the rescheduling.

The following table provides an overview of our sovereign credit risk exposure to certain European Countries.

	Mar 31, 2012				Dec 31, 2011
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	113	(19)	94	6	433	15	448	(50)

Ireland	314	37	350	(26)	208	(27)	181	(21)

Italy	66	1,886	1,953	97	176	1,591	1,767	1

Portugal	212	(23)	189	4	116	(161)	(45)	16

Spain	1,141	218	1,358	(37)	1,026	292	1,318	(13)

Total	1,846	2,099	3,944	44	1,959	1,710	3,669	(67)
[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The above shown amounts reflect a net “accounting view” of our sovereign exposure. With the exception of Greece, the increase compared to year-end 2011 mainly reflects market making activities as well as fair value changes from market price movements occurring within the first three months of 2012.

The above mentioned direct sovereign exposure included the carrying value of positions held at amortized cost which, as of March 31, 2012, amounted to € 619 million for Italy and € 730 million for Spain and, as for December 31, 2011 amounted to € 546 million for Italy and € 752 million for Spain.

The following table provides an overview of the fair value of our sovereign credit risk exposure to certain European countries classified as financial assets at fair value through profit or loss.

	Mar 31, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	40	30	70	197	25	222

Ireland	42	14	56	(32)	7	(25)

Italy[2]	(3,812)	2,562	(1,250)	(3,325)	2,332	(993)

Portugal	108	72	180	81	4	85

Spain	184	30	214	52	28	80

Total	(3,438)	2,708	(730)	(3,027)	2,396	(631)
[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

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Interim Report as of March 31, 2012	Risk Report

The following table provides an overview of our sovereign credit risk exposure to certain European countries classified as financial assets available for sale.

	Mar 31, 2012					Dec 31, 2011
in € m.	Fair value of sovereign debt	Original carrying amount[1]		Accumulated impairment losses recognized in net income		Fair value of sovereign debt	Original carrying amount[1]	Accumulated impairment losses recognized in net income
Greece	42	53	[2]	—	[3]	211	494	(368)

Ireland	258	213		—		232	213	—

Italy	697	726		—		625	724	—

Portugal	33	44		—		31	46	—

Spain	197	194		—		193	194	—

Total	1,227	1,230		—		1,292	1,671	(368)
[1]	For positions acquired as part of the acquisition of Postbank on December 3, 2010, the original carrying amount reflects the fair value of those positions at that date.
[2]	For positions subject to the Greek debt rescheduling on March 12, 2012, the original carrying amount reflects the fair value at their initial recognition.
[3]

The accumulated impairment losses recognized in net income for Greece reflect impairment losses incurred on positions recognized since the Greek debt rescheduling on March 12, 2012. The accumulated impairment losses recognized in net income until the Greek debt rescheduling including effects from the derecognition of previously outstanding positions and the initial recognition of new positions amounted to € 389 million.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the annualized net provisions charged after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2012	Dec 31, 2011	Mar 31, 2012	Dec 31, 2011
Consumer credit exposure Germany:	135,849	135,069	0.87%	0.95%	0.31%	0.49%
Consumer and small business financing	20,059	19,805	1.33%	1.88%	1.18%	1.55%
Mortgage lending	115,790	115,264	0.79%	0.79%	0.15%	0.31%

Consumer credit exposure outside Germany	39,934	39,672	4.06%	3.93%	0.56%	0.61%
Consumer and small business financing	13,818	13,878	7.57%	7.22%	1.31%	1.31%
Mortgage lending	26,116	25,794	2.21%	2.15%	0.16%	0.23%

Total consumer credit exposure[2]	175,783	174,741	1.60%	1.63%	0.36%	0.52%
[1]

Releases of allowances for credit losses established by consolidated entities prior to their consolidation are not included in the ratio until December 31, 2011 but recorded through net interest income (for detailed description see next section “Impaired Loans”). Taking such amounts into account, the net credit costs as a percentage of total exposure would have amounted to 0.42 % as of December 31, 2011. In the first quarter 2012 releases of our consolidated entities are included in the net credit costs.

[2]	Includes impaired loans amounting to € 3.4 billion as of March 31, 2012, and € 3.4 billion as of December 31, 2011.

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Interim Report as of March 31, 2012	Risk Report

The volume of our total consumer credit exposure increased by € 1.0 billion, or 0.6%, from year-end 2011 to March 31, 2012. Postbank contributed a net exposure increase of € 292 million, where increases are mainly originated in Germany. The volume of our consumer credit exposure excluding Postbank rose by € 748 million, or 0.8%, from year-end 2011 to March 31, 2012, mainly driven by our mortgage lending activities in Germany (up € 600 million) and in Poland (up € 242 million, mainly foreign exchange effects).

In total, the 90 days or more past due ratio remains nearly unchanged. The reduced ratio in Germany is mainly driven by a sale of non performing loans in the first quarter of 2012. The increase in the ratio in our consumer credit exposure outside Germany is due to changes in the charge-off criteria for certain portfolios in 2009, which increased the time until the respective loans are completely charged-off. Assuming no change in underlying credit performance, the effect of our changed charge-off practice will continue to increase the 90 days or more past due ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change in charge-off criteria.

The reduction of net credit costs as percentage of total exposure is mainly driven by the aforementioned sale of non performing loans in Germany, but also without the sale net credit costs would have been reduced.

Impairment Loss and Allowance for Loan Losses

We consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our consolidated statement of income. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our consolidated statement of income.

As a result of consolidations we acquired certain loans for which a specific allowance had been established beforehand by the consolidated entity. Such loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. Loan loss allowances established for acquired loans prior to their consolidation, have not been consolidated into our stock of loan loss allowances. Instead, we have considered these loan loss allowances in determining the fair value representing the cost basis of the newly consolidated loans.

As long as our cash flow expectations regarding acquired loans have not deteriorated since acquisition, we do not consider them to be impaired loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in net interest income. Loan loss allowances established for acquired loans after consolidation are included in our provision for credit losses and loan loss allowances. Deterioration in credit quality of the acquired loans at the acquired entity results in an impairment of the full loan from a Group consolidated perspective, but with an allowance for loan losses only established for the portion reflecting the incremental deterioration in credit quality. Improvements in credit quality or charge-offs of loans for which the allowances for loan losses were established prior to their consolidation do not offset the aforementioned increases.

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Interim Report as of March 31, 2012	Risk Report

Postbank’s methodology for establishing loan loss allowances is similar to that of the Group. Exceptions include the fact that Postbank executes direct charge-offs without first establishing a loan loss allowance and the fact that the loan loss allowances in its retail mortgage portfolio are assessed individually for loans being 180 days or more past due. In reflecting Postbank in our consolidated results, the effects of the aforementioned differences have been aligned to our policies for reporting purposes.

Impaired Loans

The following two tables show the breakdown of IFRS impaired loans by region and industry sector.

	Mar 31, 2012			Dec 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,789	1,471	3,260	1,750	1,474	3,224

Western Europe (excluding Germany)	2,778	1,618	4,396	2,910	1,675	4,585

Eastern Europe	40	204	244	52	189	241

North America	916	76	992	999	75	1,074

Central and South America	49	—	49	40	0	40

Asia/Pacific	242	3	245	267	3	270

Africa	—	—	—	0	0	0

Other	1	—	1	—	0	0

Total	5,815	3,372	9,187	6,018	3,416	9,434

	Mar 31, 2012			Dec 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	109	—	109	91	—	91

Fund management activities	537	1	538	917	—	917

Manufacturing	621	165	786	616	162	778

Wholesale and retail trade	337	140	477	324	138	462

Households	483	2,551	3,034	394	2,616	3,010

Commercial real estate activities	2,532	239	2,771	2,582	224	2,806

Public sector	—	—	—	—	0	0

Other	1,197	276	1,473	1,094	276	1,370

Total	5,815	3,372	9,187	6,018	3,416	9,434

Our total impaired loans were € 9.2 billion, a decrease of € 247 million or 3 % during the first three months of 2012 due to charge-offs of € 462 million and € 18 million as a result of exchange rate movements, offset by a € 233 million gross increase of impaired loans. The decrease was mainly driven by the charge-off of a small number of impaired loans held against clients domiciled in Western Europe (excluding Germany) and North America and the overall lower level of newly defaulted credit exposures.

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Interim Report as of March 31, 2012	Risk Report

Individually assessed impaired loans decreased by € 203 million or 3 % to € 5.8 billion, driven by charge-offs of € 283 million and € 32 million of exchange rate movements which were partly offset by gross increases of € 112 million. The overall decrease of individually assessed impaired loans is attributable to the aforementioned charge-offs mainly in the industry sector fund management activities and to the lower level of new impaired loans in all industry segments.

Our collectively assessed impaired loans amounted to € 3.4 billion, reflecting a slight decrease of € 44 million or 1%, driven by € 179 million charge-offs, partially offset by gross increases of € 121 million and € 14 million of exchange rate movements.

In the first quarter of 2012 impaired loans recorded at Postbank increased from a Group perspective by € 30 million to € 2.0 billion. The increase in impaired loans compared to previous quarters was significantly lower as the gross increase of impaired loans was nearly offset by charge-offs of impaired loans with a low level of allowances established after consolidation.

Our impaired loans included € 1.4 billion of loans among the loans that had been reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded decreases in impaired loans of € 50 million, driven by gross decreases of € 16 million, charge-offs amounting of € 16 million and exchange rate movements of € 18 million.

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet provisions.

The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for loan losses	Three months ended Mar 31, 2012			Three months ended Mar 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296

Provision for loan losses	184	139	324	154	215	369

Net charge-offs	(274)	(96)	(370)	(129)	(101)	(230)
Charge-offs	(283)	(179)	(462)	(135)	(157)	(292)
Recoveries	9	83	92	6	56	62

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(34)	0	(34)	(47)	(26)	(73)

Balance, end of period	1,887	2,194	4,081	1,621	1,741	3,362

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Interim Report as of March 31, 2012	Risk Report

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance sheet positions	Three months ended Mar 31, 2012			Three months ended Mar 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	127	98	225	108	110	218

Provision for off-balance sheet positions	(10)	1	(9)	5	(1)	4

Usage	—	—	—	—	—	—

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes	—	(1)	(1)	(1)	(5)	(5)

Balance, end of period	117	97	214	112	104	216

During the first three months of 2012, provision for credit losses was € 314 million, versus € 373 million in the first three months of 2011. In PCAM, provision for credit losses was € 194 million, versus € 338 million in the first quarter last year. The Postbank provision for credit losses was down by € 81 million to € 125 million, from € 206 million in the first quarter of 2011. In the reporting period, the Postbank provision for credit losses excluded releases of loan loss allowances recorded prior to consolidation amounting to € 36 million which are included in net interest income. Excluding Postbank, provisions for credit losses in PCAM amounted to € 69 million, a reduction of € 63 million compared to the same period last year, mainly driven by the overall lower level of new provisions compared to previous quarters and by portfolio sales of non-performing loans in Germany. In CIB, provision for credit losses was € 118 million versus € 33 million in the first quarter 2011. The current quarter included € 54 million related to loans and receivables reclassified in accordance with IAS 39, versus € 22 million in the first three months of 2011. The increase in CIB is due to higher impairment charges taken against our reclassified assets for clients mainly in the Americas as well as provisions for clients outside Germany in different industry segments.

Market Risk of Trading Units excluding Postbank

The following table shows the value-at-risk of the trading units of the Corporate & Investment Bank Group Division calculated with a 99 % confidence level and a one-day holding period excluding the value-at-risk of Postbank which is currently not yet integrated into the value-at-risk of Deutsche Bank Group. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units excluding Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	55.0	71.8	(59.7)	(66.3)	53.9	70.8	14.3	20.5	27.4	32.5	19.2	14.2

Maximum[1]	65.8	94.3	(72.9)	(88.6)	63.4	109.0	18.6	37.6	41.7	64.9	23.8	24.3

Minimum[1]	47.3	44.9	(42.9)	(41.9)	46.8	45.6	12.0	12.7	19.2	14.3	12.4	7.0

Period-end[2]	65.8	50.0	(55.0)	(64.1)	59.1	53.8	17.7	13.6	28.6	25.7	15.5	21.0
[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2012 and the full year 2011, respectively.
[2]	Amounts for 2012 as of March 31, 2012 and figures for 2011 as of December 31, 2011.

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Interim Report as of March 31, 2012	Risk Report

The value-at-risk has remained in a narrow range during the first quarter, between € 47.3 million and € 65.8 million ending the quarter near the high at € 65.8 million mainly due to slightly higher level of risk across interest rates, foreign exchange and equities and a lower level of diversification across the portfolio. The average value-at-risk for first quarter 2012 was € 55.0 million which is in line with the average for the fourth quarter 2011 but considerably lower than the average for the whole of 2011 of € 71.8 million due to risk reductions during that year.

During the first three months of 2012 our trading units achieved a positive actual income for 98% of the trading days compared to 88 % in 2011.

New Basel 2.5 Regulatory Trading Market Risk Measures

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division.

Stressed Value-at-risk of Trading Units excluding Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	113.6	124.4	(97.8)	(109.4)	125.6	130.8	16.7	22.5	35.6	51.3	33.4	29.2

Maximum[1]	129.3	169.5	(123.6)	(152.3)	142.2	163.5	25.0	64.7	59.6	105.4	39.4	35.8

Minimum[1]	97.1	103.8	(74.9)	(77.8)	111.6	106.2	10.4	15.2	19.7	23.0	22.7	19.6

Period-end[2]	119.4	111.7	(98.2)	(114.5)	132.8	117.3	23.0	23.0	33.7	51.8	28.2	34.2
[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2012 and October 1, 2011 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of March 31, 2012 and figures for 2011 as of December 31, 2011.

The following table shows the incremental risk charge (with a 99.9 % confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

Incremental Risk Charge of Trading Units excluding Postbank	Total		Global Finance and Foreign Exchange		Global Rates		Global Credit Trading		Emerging Markets - Debt		Other
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	753.5	758.0	137.5	48.0	353.8	318.6	129.3	302.7	128.8	90.0	4.1	(1.3)

Maximum[1]	853.4	846.3	155.9	83.8	406.1	358.4	157.5	423.3	128.6	140.9	5.2	2.2

Minimum[1]	680.0	697.1	132.6	6.5	323.3	284.7	101.5	221.9	120.5	23.9	2.2	(5.5)

Period-end[2]	733.4	738.0	78.0	83.8	308.7	292.7	143.0	222.0	194.2	140.9	9.5	(1.4)
[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2012 and October 1, 2011 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of March 31, 2012 and figures for 2011 as of December 31, 2011.

The following table shows the comprehensive risk measure (with a 99.9 % confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

in € m.	2012	2011
Average[1]	730.7	937.9

Maximum[1]	884.2	1,007.5

Minimum[1]	647.0	848.3

Period-end[2]	647.0	855.7
[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2012 and October 1, 2011 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of March 31, 2012 and figures for 2011 as of December 31, 2011.

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Interim Report as of March 31, 2012	Risk Report

As at March 31, 2012, the securitization positions and nth-to-default credit derivatives using the market risk standardized approach generated risk weighted assets of € 6.6 billion and capital deduction items of € 2.2 billion. As of December 31, 2011, these positions amounted to € 5.0 billion and € 2.2 billion respectively. As at March 31, 2012, the capital charge for longevity risk was € 26.7 million corresponding to risk weighted assets of € 334 million. As of December 31, 2011, these positions amounted to € 32.1 million and € 401 million respectively.

Market Risk of Trading Book at Postbank

The following table shows the value-at-risk of Postbank’s trading book separately calculated with a 99 % confidence level and a one-day holding period.

Value-at-risk of Trading Book at Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	4.9	3.2	(0.3)	(0.2)	4.9	3.2	0.2	0.1	0.1	0.1	—	—

Maximum[1]	5.9	8.2	(0.0)	(0.0)	6.0	8.1	0.2	0.4	0.1	0.5	—	—

Minimum[1]	3.3	1.1	(0.4)	(0.8)	3.3	1.1	—	0.0	0.0	0.0	—	—

Period-end[2]	4.2	3.9	(0.3)	(0.0)	4.2	3.9	0.2	—	0.1	0.0	—	—
[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2012 and the full year 2011, respectively.
[2]	Amounts for 2012 as of March 31, 2012 and figures for 2011 as of December 31, 2011.

Liquidity Risk

The following table shows the composition of our external funding sources that contribute to the liquidity risk position as of March 31, 2012 and December 31, 2011, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources in € bn. (unless stated otherwise)	Mar 31, 2012		Dec 31, 2011
Capital Markets and Equity	211	19%	213	19%

Retail	277	24%	279	24%

Transaction Banking	167	15%	173	15%

Other Customers[1]	119	10%	110	10%

Discretionary Wholesale	117	10%	133	12%

Secured Funding and Shorts	222	20%	202	18%

Financing Vehicles[2]	26	2%	23	2%

Total external funding	1,139	100%	1,133	100%
[1]	Other includes fiduciary, self-funding structures (e.g. X-markets), margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 844 billion (€ 899 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 68 billion (€ 73 billion), other non-funding liabilities € 53 billion (€ 59 billion) for March 31, 2012, and December 31, 2011 respectively.

The increase in other customers during the first quarter of 2012 relates partly to a higher amount of net cash margin received. The lower volume of discretionary wholesale funding at the end of the first quarter 2012 is in line with a lower cash position which the bank held over quarter end. The increase of secured funding and shorts during the first three months of 2012 reflects increasing flow business in comparison to rather low year-end levels. The decrease in transaction banking deposits also reflects an anticipated reduction from elevated year-end levels. Regular stress test analyses seek to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress.

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Capital Management

In the first quarter 2012, we changed the methodology used for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. Now, we derive our internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10%). As a result, the amount of capital allocated to the segments has increased.

The 2011 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2010 Annual General Meeting. As of the 2011 Annual General Meeting on May 26, 2011, the number of shares held in Treasury from buybacks totaled 7.6 million. During the period from the 2011 Annual General Meeting until March 31, 2012, 37.7 million shares were purchased, thereof none via derivatives. 38.9 million shares were used for equity compensation purposes, slightly decreasing our Treasury position. As of March 31, 2012, the number of shares held in Treasury from buybacks totaled 6.4 million.

In addition, Treasury purchased 7.0 million physically settled call options in first quarter 2012 to hedge existing equity compensation awards. These call options were purchased under the authorization from the 2011 Annual General Meeting. Of the 7.0 million call options, 3.7 million have a remaining maturity of more than 18 months.

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of March 31, 2012 amounted to € 12.4 billion compared to € 12.7 billion as of December 31, 2011. This decrease was mainly due to foreign exchange effects of the weakened U.S. dollar on our U.S. dollar denominated hybrid Tier 1 capital. During the first three months of 2012, we neither raised nor redeemed any hybrid Tier 1 capital.

In the first three months of 2012, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Qualified subordinated liabilities as of March 31, 2012, amounted to € 8.7 billion compared to € 9.4 billion as of December 31, 2011. Profit participation rights amounted to € 1.2 billion, unchanged from December 31, 2011. Cumulative preferred securities amounted to € 296 million as of March 31, 2012, virtually unchanged from December 31, 2011.

Balance Sheet Management

We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.

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Interim Report as of March 31, 2012	Risk Report

Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.

Leverage Ratio (Target Definition)

We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:

—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. We make the netting adjustments described above in calculating the target definition of the leverage ratio.

—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our target definition of the leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our leverage ratio according to our target definition is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

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Interim Report as of March 31, 2012	Risk Report

The following table presents the adjustments made in calculating our leverage ratio according to the target definition.

Assets and equity in € bn.	Mar 31, 2012	Dec 31, 2011
Total assets (IFRS)	2,103	2,164

Adjustment for additional derivatives netting	(688)	(782)

Adjustment for additional pending settlements netting	(146)	(105)

Adjustment for additional reverse repo netting	(14)	(10)

Total assets (adjusted)	1,256	1,267

Total equity (IFRS)	55.8	54.7

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	3.1	4.5

Total equity (adjusted)	58.9	59.2

Leverage ratio based on total equity

According to IFRS	38	40

According to target definition	21	21
[1]	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (1.7) billion and € (2.4) billion at March 31, 2012 and at December 31, 2011, respectively.

As of March 31, 2012, on a consolidated basis our leverage ratio according to our target definition of 21 remained almost unchanged compared to year-end 2011, and is well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 38 as of March 31, 2012, a slight decrease compared to 40 at the end of 2011.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital requirement calculated for credit, market, operational and business risk for the dates specified to determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital requirement by risk type in € m.	Mar 31, 2012	Dec 31, 2011
Credit risk	13,045	12,812

Market Risk	11,511	12,003
Trading market risk	4,647	4,724
Nontrading market risk	6,863	7,278

Operational risk	4,919	4,846

Diversification benefit across credit, market and operational risk	(4,352)	(4,264)

Economic capital requirement for credit, market and operational risk	25,122	25,397

Business risk	860	980

Total economic capital requirement	25,982	26,377

Deutsche Bank	Management Report	40
Interim Report as of March 31, 2012	Risk Report

As of March 31, 2012, our economic capital requirement totaled € 26.0 billion, which is € 395 million, or 1%, below the € 26.4 billion economic capital requirement as of December 31, 2011. The lower overall economic capital requirement primarily reflected decreases in market risk. The economic capital requirement for market risk decreased by € 492 million in the first three months of 2012, largely driven by lower nontrading market risk mainly reflecting parameter recalibrations and exposure reductions. The economic capital requirement for credit risk increased by € 233 million, mainly driven by the impact of regular parameter recalibrations.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below.

in € m. (unless stated otherwise)	Mar 31, 2012	Dec 31, 2011
Capital Supply
Adjusted Active Book Equity[1]	54,275	52,818
Deferred Tax Assets	(8,054)	(8,737)
Total financial assets reclassified to loans: Fair Value Adjustments[2]	(2,743)	(3,323)
Dividend accruals	871	697
Noncontrolling interest[3]	239	694
Hybrid Tier 1 capital instruments	12,415	12,734
Tier 2 capital instruments[4]	11,806	12,044

Capital Supply	68,809	66,927

Capital Demand
Economic Capital Requirement	25,982	26,377
Intangibles	15,713	15,802

Capital Demand	41,695	42,179

Internal Capital Adequacy Ratio	165%	159%
[1]	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 165 % as of March 31, 2012, compared to 159 % as of December 31, 2011, as the increase in capital supply, driven by higher adjusted active book equity, and reduced deduction items as well as the reduction in capital demand, reflecting decreases in market risk, developed in favor of the ratio.

Deutsche Bank	Management Report	41
Interim Report as of March 31, 2012	Outlook

Outlook

The Global Economy

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2011 that outlined our expectations for 2012 and 2013.

In light of the reduced risks of a renewed substantial escalation of the European sovereign debt crisis, our expectations for world economic growth have improved slightly. We have increased our forecast for global economic growth from 3.25 % to 3.5 % for 2012. This reflects the slightly better growth prospects for the eurozone in which the recession, with GDP decreasing at 0.2%, should be less pronounced than initially antici-pated this year. For Germany we increased our forecast to 0.5 % for 2012. In addition, the U.S. may also be able to achieve a slightly higher growth rate of 2.7 % in 2012. Our expectations have changed most concerning Japan where the redevelopment program to rectify the damages caused by the catastrophe in March 2011 is now beginning to take effect and exports should receive some momentum from rising global demand in 2012. We are now forecasting significantly higher growth of 2.8 % for Japan this year.

We maintain our forecast that sustainable global economic growth will not be achieved until the second half of the year since economic confidence deteriorated slightly again at the end of the first quarter of 2012 according to the purchasing manager surveys. Moreover, even as the European sovereign debt crisis eases, it will probably continue to generate uncertainty. The situation in the Middle East poses a further risk to the global economy as the political tensions which heightened in the first quarter are likely to remain at this level. This contri-buted to the sharp rise in oil prices in the first quarter, which has led us to revise our global inflation forecast for 2012 slightly upwards from 3.5 % to 3.6%, which is nevertheless well below the level of 4.5 % in 2011. In Germany we now expect inflation to be around 2 % in comparison to 2.3 % in the previous year.

The Banking Industry

In the further course of the year, the banking sector environment will be affected by macroeconomic and regulatory developments and by the further development of the European sovereign debt crisis. The ongoing economic recovery is likely to support banks in the U.S., but not in the eurozone, where many banks, particularly in Southern Europe, may experience even harder times.

On the global level, the most important regulatory changes will probably be the legal adoption of Basel 3 and the implementation of proposals for macro-prudential supervision. In Europe, the most important changes should result from the debate about organizational and structural aspects of the universal banking principle and a potential implementation of specific taxes on the financial sector. In the U.S., the focus may be on the further specification of rules under the Dodd-Frank Act.

A stronger revival of banks’ funding markets, investment banking and asset management operations will depend on the success of additional steps to resolve the European sovereign debt crisis. This will require not only noticeable reforms to strengthen growth potential and improve competitiveness, but also successful austerity measures in the countries affected by crisis.

Deutsche Bank	Management Report	42
Interim Report as of March 31, 2012	Outlook

If the European sovereign debt crisis can be successfully resolved, European banks might be able to proceed swiftly their restructuring efforts. These measures will be aimed at adapting to generally lower revenue levels through various means, including adjusting business models, reducing costs and raising capital ratios. The outlook remains much more positive for U.S. banks, despite substantial risks still resulting from similarly excessive public deficits as well as high private debt levels.

The Deutsche Bank Group

Deutsche Bank is still facing further sector specific challenges caused by the changing competitive landscape and a stricter regulatory environment. Due to growing capital and liquidity requirements, risk management, capital adequacy and balance sheet efficiency will remain increasingly important as competitive differentiators. Focused on sustaining high-quality liquidity and funding profile and maintaining high capital discipline, we believe that we are well prepared for the requirements of the European Banking Authority and Basel 3.

We have moved globally towards a more balanced, lower-risk business model. In 2012 and beyond, we should be able to further benefit from our strong set-up as a global investment bank and as a market leader in our home market with greater stability in revenues and a more balanced earnings mix. Additionally, we are also continuing to focus on our performance and improving efficiency.

Overall, we believe that Deutsche Bank is strongly positioned to exploit the competitive opportunities in the current environment.

The Business Segments

In Corporate Banking & Securities (CB&S), we expect the investment banking environment in 2012 and 2013 to be impacted by ongoing macro concerns over Europe’s sovereign debt crisis, a potential slowdown of emerging markets and the sustainability of the U.S. recovery. In Sales & Trading, we expect that revenues from flow products such as foreign exchange, money markets, interest rates and cash equities will be affected by ongoing volatility but should remain robust given our leading client market shares, notwithstanding market con-ditions. Assuming that market conditions continue to stabilize, we expect the corporate finance fee pool to in-crease. M&A activity is expected to be robust as a cyclical recovery continues, and debt issuance is expected to increase driven by M&A related activity and disintermediation. We anticipate equity issuance to further increase driven by the backlog of deals from 2011.

In Global Transaction Banking, low interest rate levels will likely continue to impact net interest income in the near- and medium-term. Additionally, the recently difficult market environment may continue to have an adverse impact on revenues. We expect these factors to be counterbalanced to some extent by the continued strong volumes of trade finance and cash management transactions.

Deutsche Bank	Management Report	43
Interim Report as of March 31, 2012	Outlook

In Asset and Wealth Management (AWM) we expect the Asset Management business to be influenced by platform re-engineering, cost efficiency efforts and the developments in the equity markets. While equity markets improved and showed signs of stabilization towards end of the year and throughout the first quarter, uncertainties about sustained economic momentum continue to be a major risk in the asset management industry. The adoption and implementation of multiple new regulatory reforms continues to be a major challenge, especially where uncertainty of the impact exists. We announced on February 28, 2012, that we are in exclusive negotiations with Guggenheim Partners on the sale of our Asset Management businesses that are subject to a previously-announced strategic review. The businesses include DWS Americas, the Americas mutual fund business; DB Advisors, the global institutional asset management business; Deutsche Insurance Asset Management, the global insurance asset management business; and RREEF, the global alternative asset management business. In Private Wealth Management (PWM), ongoing macroeconomic uncertainties and diminished transactional business may persist during the months ahead. We believe that our very close client coverage, our adequate product offerings and initial signs of market recovery will permit our general business outlook for PWM to remain positive.

The success of Private & Business Clients (PBC) is based on a solid business model: With the combination of advisory banking and consumer banking, PBC has built a leading position in its home market, Germany, accompanied by strong positions in other important European markets, and growth investments in key Asian countries. The overall macro-economic outlook for 2012 and 2013 for countries in which Private & Business Clients operates is mixed. GDP growth in the home market Germany has a slightly positive outlook, while the GDP outlook for most of the European countries in which PBC is present is rather flat or slightly negative. Asia, however, continues on its growth path. Postbank will further pursue its growth in Consumer Banking in Germany while further reducing non-core risk positions. We expect Deutsche Bank and Postbank to continue their successful realization of synergies on the revenue and cost side. The increased interest in Postbank and a potential domination agreement might support the delivery of synergies in 2012. PBC continues to face uncertainties in its operating environment, as a significant decline in economic growth, which in return would result in higher unemployment rates, could lead to increasing credit loss provision and lower business growth. The development of investment product markets depends especially on further progress of the European sovereign debt crisis. Additionally, continued low interest rates in 2012 might negatively affect revenues in PBC.

Deutsche Bank	Consolidated Financial Statements	45
Interim Report as of March 31, 2012	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Interest and similar income	8,375	8,369

Interest expense	4,182	4,202

Net interest income	4,193	4,167

Provision for credit losses	314	373

Net interest income after provision for credit losses	3,879	3,794

Commissions and fee income	2,849	3,081

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,399	2,653

Net gains (losses) on financial assets available for sale	(46)	415

Net income (loss) from equity method investments	(149)	(32)

Other income (loss)	(53)	190

Total noninterest income	5,000	6,307

Compensation and benefits	3,656	4,278

General and administrative expenses	3,184	2,737

Policyholder benefits and claims	150	65

Impairment of intangible assets	10	—

Restructuring activities	—	—

Total noninterest expenses	7,000	7,080

Income before income taxes	1,879	3,021

Income tax expense	478	891

Net income	1,401	2,130

Net income attributable to noncontrolling interests	20	68

Net income attributable to Deutsche Bank shareholders	1,381	2,062

Earnings per Common Share

	Three months ended
	Mar 31, 2012	Mar 31, 2011
Earnings per common share:

Basic	€1.49	€2.20

Diluted	€1.44	€2.13

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	929.4	937.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	959.8	968.8

Deutsche Bank	Consolidated Financial Statements	46
Interim Report as of March 31, 2012	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Net income recognized in the income statement	1,401	2,130

Other comprehensive income (loss)

Actuarial gains (losses) related to defined benefit plans, before tax[1,2]	(221)	25

Unrealized net gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	749	230
Net (gains) losses reclassified to profit or loss, before tax	72	(385)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	48	32
Net (gains) losses reclassified to profit or loss, before tax	12	1

Unrealized net gains (losses) on assets classified as held for sale, before tax	—	42

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(657)	(821)
Net (gains) losses reclassified to profit or loss, before tax	(5)	—

Unrealized net gains (losses) from equity method investments	(17)	(57)

Tax on net gains (losses) in other comprehensive income	(26)	(143)

Other comprehensive income (loss), net of tax	(45)	(1,076)

Total comprehensive income, net of tax	1,356	1,054

Attributable to:
Noncontrolling interests	103	72
Deutsche Bank shareholders	1,253	982
[1]

In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Assumptions for the IFRS pension discount rate were refined. For details please refer to the Basis of Preparation.

Deutsche Bank	Consolidated Financial Statements	47
Interim Report as of March 31, 2012	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2012	Dec 31, 2011
Cash and due from banks	14,700	15,928

Interest-earning deposits with banks	126,784	162,000

Central bank funds sold and securities purchased under resale agreements	42,082	25,773

Securities borrowed	31,029	31,337

Financial assets at fair value through profit or loss
Trading assets	258,504	240,924
Positive market values from derivative financial instruments	759,231	859,582
Financial assets designated at fair value through profit or loss	186,908	180,293

Total financial assets at fair value through profit or loss	1,204,643	1,280,799

Financial assets available for sale	43,848	45,281

Equity method investments	3,413	3,759

Loans	407,501	412,514

Property and equipment	5,241	5,509

Goodwill and other intangible assets	15,713	15,802

Other assets	198,501	154,794

Income tax assets[1]	9,840	10,607

Total assets	2,103,295	2,164,103

Liabilities and Equity

in € m.	Mar 31, 2012	Dec 31, 2011
Deposits	588,319	601,730

Central bank funds purchased and securities sold under repurchase agreements	62,113	35,311

Securities loaned	4,489	8,089

Financial liabilities at fair value through profit or loss
Trading liabilities	69,044	63,886
Negative market values from derivative financial instruments	738,120	838,817
Financial liabilities designated at fair value through profit or loss	111,608	118,318
Investment contract liabilities	7,406	7,426

Total financial liabilities at fair value through profit or loss	926,178	1,028,447

Other short-term borrowings	59,901	65,356

Other liabilities	224,472	187,816

Provisions	2,853	2,621

Income tax liabilities[1]	4,011	4,313

Long-term debt	163,061	163,416

Trust preferred securities	12,092	12,344

Obligation to purchase common shares	1	—

Total liabilities	2,047,490	2,109,443

Common shares, no par value, nominal value of € 2.56	2,380	2,380

Additional paid-in capital	23,436	23,695

Retained earnings	31,421	30,119

Common shares in treasury, at cost	(248)	(823)

Equity classified as obligation to purchase common shares	(1)	—

Accumulated other comprehensive income (loss), net of tax[2]	(2,030)	(1,981)

Total shareholders’ equity	54,958	53,390

Noncontrolling interests	847	1,270

Total equity	55,805	54,660

Total liabilities and equity	2,103,295	2,164,103
[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	48
Interim Report as of March 31, 2012	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2010	2,380	23,515	25,975	(450)	—

Total comprehensive income, net of tax[2]	—	—	2,062	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	—	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax[3]	—	—	(16)	—	—

Net change in share awards in the reporting period	—	(201)	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	663	—

Tax benefits related to share-based compensation plans	—	13	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	—

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	—

Option premiums and other effects from options on common shares	—	(64)	—	—	—

Purchases of treasury shares	—	—	—	(4,574)	—

Sale of treasury shares	—	—	—	4,149	—

Net gains (losses) on treasury shares sold	—	20	—	—	—

Other	—	173	—	—	—

Balance as of March 31, 2011	2,380	23,456	28,021	(212)	—

Balance as of December 31, 2011	2,380	23,695	30,119	(823)	—

Total comprehensive income, net of tax[2]	—	—	1,381	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	—	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax[3]	—	—	(79)	—	—

Net change in share awards in the reporting period	—	(678)	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	938	—

Tax benefits related to share-based compensation plans	—	1	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	—

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	(1)

Option premiums and other effects from options on common shares	—	(26)	—	—	—

Purchases of treasury shares	—	—	—	(4,510)	—

Sale of treasury shares	—	—	—	4,147	—

Net gains (losses) on treasury shares sold	—	5	—	—	—

Other	—	439	—	—	—

Balance as of March 31, 2012	2,380	23,436	31,421	(248)	(1)
[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
[3]	Assumptions for the IFRS pension discount rate were refined. For details please refer to the Basis of Preparation.

Deutsche Bank	Consolidated Financial Statements	49
Interim Report as of March 31, 2012	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax[2]	Total shareholders’ equity	Noncontrolling interests	Total equity
(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368

(159)	24	33	(903)	(58)	(1,063)	999	73	1,072

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(16)	(1)	(17)

—	—	—	—	—	—	(201)	—	(201)

—	—	—	—	—	—	663	—	663

—	—	—	—	—	—	13	—	13

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(64)	—	(64)

—	—	—	—	—	—	(4,574)	—	(4,574)

—	—	—	—	—	—	4,149	—	4,149

—	—	—	—	—	—	20	—	20

—	—	—	—	—	—	173	(12)	161

(272)	(155)	22	(3,236)	(23)	(3,664)	49,981	1,609	51,590

(617)	(226)	—	(1,166)	28	(1,981)	53,390	1,270	54,660

519	35	—	(586)	(17)	(49)	1,332	111	1,443

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(79)	(7)	(86)

—	—	—	—	—	—	(678)	—	(678)

—	—	—	—	—	—	938	—	938

—	—	—	—	—	—	1	—	1

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(1)	—	(1)

—	—	—	—	—	—	(26)	—	(26)

—	—	—	—	—	—	(4,510)	—	(4,510)

—	—	—	—	—	—	4,147	—	4,147

—	—	—	—	—	—	5	—	5

—	—	—	—	—	—	439	(527)	(88)

(98)	(191)	—	(1,752)	11	(2,030)	54,958	847	55,805

Deutsche Bank	Consolidated Financial Statements	50
Interim Report as of March 31, 2012	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Net income	1,401	2,130

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	314	373
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(90)	(435)
Deferred income taxes, net	219	519
Impairment, depreciation and other amortization, and accretion	1,009	44
Share of net income (loss) from equity method investments	(99)	25

Income adjusted for noncash charges, credits and other items	2,754	2,656

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	18,717	7,040
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(16,295)	(12,109)
Financial assets designated at fair value through profit or loss	(8,307)	(5,789)
Loans	4,575	11,834
Other assets	(46,663)	(39,507)
Deposits	(12,189)	3,190
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(5,544)	1,966
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	23,736	7,085
Other short-term borrowings	(4,787)	(3,311)
Other liabilities	40,751	38,079
Senior long-term debt[2]	(120)	(8,248)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(13,578)	(11,508)
Other, net	(558)	2,265

Net cash used in operating activities	(17,508)	(6,357)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	1,103	6,293
Maturities of financial assets available for sale	5,156	2,987
Sale of equity method investments	11	26
Sale of property and equipment	10	9
Purchase of:
Financial assets available for sale	(4,012)	(4,563)
Equity method investments	—	(1)
Property and equipment	(119)	(191)
Net cash received in business combinations/divestitures	92	190
Other, net	(155)	(170)

Net cash provided by investing activities	2,086	4,580

Cash flows from financing activities:
Issuances of subordinated long-term debt	11	4
Repayments and extinguishments of subordinated long-term debt	(175)	(77)
Issuances of trust preferred securities	—	29
Repayments and extinguishments of trust preferred securities	(21)	(67)
Purchases of treasury shares	(4,510)	(4,574)
Sale of treasury shares	4,144	4,188
Dividends paid to noncontrolling interests	(3)	(3)

Net change in noncontrolling interests	(70)	88

Net cash used in financing activities	(624)	(412)

Net effect of exchange rate changes on cash and cash equivalents	(481)	(848)

Net decrease in cash and cash equivalents	(16,527)	(3,037)
Cash and cash equivalents at beginning of period	81,946	66,353
Cash and cash equivalents at end of period	65,419	63,316

Net cash provided by (used in) operating activities include

Income taxes paid, net	176	398

Interest paid	3,987	4,282

Interest and dividends received	8,198	8,348

Cash and cash equivalents comprise

Cash and due from banks	14,700	14,338

Interest-earning demand deposits with banks (not included: time deposits of € 76,065 million as of March 31, 2012, and € 35,285 million as of March 31, 2011)	50,719	48,978

Total	65,419	63,316
1	Included are senior long-term debt issuances of € 3,493 million and € 3,786 million and repayments and extinguishments of € 3,674 million and € 2,485 million through March 31, 2012 and March 31, 2011, respectively.
2	Included are issuances of € 10,027 million and € 15,401 million and repayments and extinguishments of € 10,861 million and € 19,743 million through March 31, 2012 and March 31, 2011, respectively.

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of March 31, 2012	Basis of Preparation ( unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the "Group"), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, "Interim Financial Reporting", and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2011, for which the same accounting policies have been applied.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Since the second quarter 2011, the Group’s valuation approach for substantially all of its collateralized derivative contracts has moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group’s consolidated financial statements in the three months ended March 31, 2012.

In the first quarter 2012, the Group has changed the discount rate assumption for its pension plans in Germany. Please refer to the section "Information on the Income Statement – Pensions and Other Post-employment Benefits" for further details.

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of March 31, 2012	Impact of Changes in Accounting Principles (unaudited)

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

Since January 1, 2012 no new accounting pronouncements which are relevant to the Group have been adopted.

New Accounting Pronouncements

The amendments to IAS 1, "Presentation of Financial Statements", IAS 19, "Employee Benefits", IAS 32, "Offsetting Financial Assets and Financial Liabilities", IFRS 7, "Disclosures – Offsetting Financial Assets and Financial Liabilities", IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, "Disclosures of Interests in Other Entities", IFRS 13, "Fair Value Measurement", IFRS 9 and IFRS 9 R, "Financial Instruments" will be relevant to the Group but were not effective as of March 31, 2012 and therefore have not been applied in preparing these financial statements. IFRS 7, "Disclosures – Transfers of Financial Assets", which requires annual disclosures for transfers of financial assets, became effective for the Group on January 1, 2012 but will only be applied in the 2012 year-end financial statements. While approved by the IASB, each of the standards – except for IFRS 7, "Disclosures – Transfers of Financial Assets" – have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of these new accounting pronouncements will have on its consolidated financial statements. The adoption of the amendments to IAS 1 and IFRS 7, "Disclosures – Transfers of Financial Assets" is not expected to have a material impact on the consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of March 31, 2012	Segment Information (unaudited)

Segment Information (unaudited)

The following segment information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. During the first quarter 2012, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Measurement of Segment Profit or Loss

The management reporting systems follow a "matched transfer pricing concept" in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. The Group reviewed its internal funding methodology as a reaction to the significant changes of funding costs during the sovereign debt crisis and in the first quarter 2012 adopted a refinement of internal funding rates used to more adequately reflect external funding cost and the benefit of liquidity provided by unsecured funding sources.

The net financial impact from the refinement on the business segments for the first quarter 2012 was as follows:

—	AWM (€ 12 million), GTB (€ 10 million), PBC (€ 7 million), and CI (€ 2 million) received additional funding benefit.
—	CB&S (€ 31 million) received additional funding cost.

Allocation of Average Active Equity

In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology, economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remained unchanged. The total amount allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10.0%). As a result, the amount of capital allocated to the segments has increased, predominantly in CIB. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of March 31, 2012	Segment Information (unaudited)

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2012 and March 31, 2011.

Three months ended Mar 31, 2012	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total
Net revenues	5,220	967	6,187	883	2,501	3,384	4 [1]	(382)	9,193

Provision for credit losses	85	33	118	0	194	194	2	0	314

Total noninterest expenses	3,412	593	4,005	739	1,865	2,604	312	79	7,000

therein:
Policyholder benefits and claims	149	—	149	0	—	0	—	—	149
Impairment of intangible assets	—	—	—	—	10	10	—	—	10
Restructuring activities	—	—	—	—	(0)	(0)	—	—	(0)

Noncontrolling interests	6	—	6	1	29	30	(7)	(29)	—

Income (loss) before income taxes	1,717	340	2,058	142	413	555	(303)	(431)	1,879

Cost/income ratio	65%	61%	65%	84%	75%	77%	N/M	N/M	76%

Assets[2]	1,673,607	81,887	1,732,405	56,644	342,673	399,294	22,946	8,642	2,103,295

Average active equity[3]	26,840	2,986	29,825	5,732	13,490	19,222	1,300	3,709	54,056

Pre-tax return on average active equity[4]	26%	46%	28%	10%	12%	12%	(93)%	N/M	14%

N/M – Not meaningful

[1]	Includes an impairment of € 257 million related to the exposure in Actavis.
[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to "Total Consolidated".

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[4]

For an explanation of the return on average active equity please refer to Note 05 "Business Segments and Related Information" of the Financial Report 2011. For "Total Consolidated", pre-tax return on average shareholders’ equity is 14%.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of March 31, 2012	Segment Information (unaudited)

Three months ended Mar 31, 2011	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total
Net revenues	5,843	853	6,696	1,002	3,072	4,074	180	(476)	10,474

Provision for credit losses	12	21	33	19	320	338	1	(0)	373

Total noninterest expenses	3,533	558	4,091	792	1,888	2,680	344	(34)	7,080

therein:
Policyholder benefits and claims	65	—	65	0	—	0	—	—	65
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	11	—	11	1	77	78	(0)	(89)	—

Income (loss) before income taxes	2,287	274	2,561	190	788 [1]	978	(165)	(353)	3,021

Cost/income ratio	60%	65%	61%	79%	61%	66%	191%	7%	68%

Assets (as of Dec 31, 2011)[2]	1,727,156	96,404	1,796,954	58,601	335,516	394,094	25,203	11,154	2,164,103

Average active equity[3]	23,310	3,091	26,401	5,876	13,765	19,641	1,399	1,536	48,977

Pre-tax return on average active equity[4]	39%	35%	39%	13%	23%	20%	(47)%	N/M	24%

N/M – Not meaningful

[1]

Includes € 236 million positive impact related to the stake in Hua Xia Bank for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It included a gross gain of € 263 million, which was in part reduced by anticipated cost components of € 26 million that did not materialize later in 2011. This positive impact is excluded from the Group’s target definition.

[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to "Total Consolidated".

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[4]

For an explanation of the return on average active equity please refer to Note 05 "Business Segments and Related Information" of the Financial Report 2011. For "Total Consolidated" pre-tax return on average shareholders’ equity is 24%.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

Loss before income taxes in Consolidation & Adjustments (C&A) was € 431 million in the first quarter 2012, compared to € 353 million in the prior year quarter.

Revenues in both periods included significant negative effects from different accounting methods used for management reporting and IFRS. These amounted to € 319 million in the current quarter, of which approximately half was driven by the development of U.S. dollar/euro basis swap spreads. The Group predominantly funds its operations in euro and then converts some of these funds into U.S. dollars using the basis swap market. The funding and the related basis swaps represent an economically hedged position and different accounting methods may result in material effects in C&A. While the funding instrument is accounted for at amortized costs, the mark-to-market valuation of the swaps is sensitive to movements in U.S. dollar/euro mid- to long-term basis swap spreads. These valuation related timing effects reverse over the life of these positions. In the current year quarter, these spreads narrowed significantly resulting in a mark-to-market loss. Revenues in the current quarter also included mark-to-market losses of approximately € 70 million from the narrowing of the credit spreads of certain of our own debt as well as effects of approximately € 80 million from different accounting methods related to economically hedged short-term positions which resulted from changes in short-term euro interest rates and from the reversal of prior period interest rate effects. This accounting difference was the main driver for the loss before income taxes of € 353 million in the first quarter 2011. Revenues in both periods

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of March 31, 2012	Segment Information (unaudited)

also reflected negative effects from the hedging of net investments in certain foreign operations.

Noninterest expenses in the current year quarter included the accrual for the German bank levy of € 73 million, whereas in the prior year, the accrual for the German bank levy only started in the second quarter. The positive effect in C&A from the reversal of noncontrolling interests, which are deducted from income before income taxes of the divisions, was mostly related to Postbank in both quarters. It significantly decreased in comparison to the prior year quarter.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three months ended March 31, 2012 and March 31, 2011, respectively.

	Corporate & Investment Bank
	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Sales & Trading (debt and other products)	3,390	3,691

Sales & Trading (equity)	726	943

Total Sales & Trading	4,116	4,634

Origination (debt)	379	378

Origination (equity)	138	181

Total Origination	517	559

Advisory	121	159

Loan products	303	452

Transaction services	967	853

Other products	162	40

Total[1]	6,187	6,696

[1]   Total net revenues presented above  include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Discretionary portfolio management/fund management	539	598

Advisory/brokerage	455	520

Credit products	647	641

Deposits and payment services	617	554

Other products[1]	1,125	1,760

Total[2]	3,384	4,074
[1]	Revenues from Other products include Postbank.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of March 31, 2012	Information on the Income Statement (unaudited)

Information on the Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities

at Fair Value through Profit or Loss by Group Division

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Net interest income	4,193	4,167

Trading income[1]	2,248	2,767

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	151	(114)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,399	2,653

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,592	6,820

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	524	647
Sales & Trading (debt and other products)	3,243	3,480
Total Sales & Trading	3,767	4,127

Loan products[3]	54	246

Transaction services	462	408

Remaining products[4]	199	161

Total Corporate & Investment Bank	4,483	4,941

Private Clients and Asset Management	1,873	1,945

Corporate Investments	37	44

Consolidation & Adjustments	198	(110)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,592	6,820
[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes € 31 million and € (148) million from securitization structures for the three months ended March 31, 2012 and March 31, 2011, respectively. Fair value movements on related instruments of € (24) million and of € 307 million for the three months ended March 31, 2012 and March 31, 2011, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Commissions and fees from fiduciary activities	816	834

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	868	1,118

Fees for other customer services	1,165	1,129

Total commissions and fee income	2,849	3,081

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of March 31, 2012	Information on the Income Statement (unaudited)

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Expenses for retirement benefit plans:
Current service cost	66	67
Interest cost	153	150
Expected return on plan assets	(143)	(133)
Past service cost (credit) recognized immediately	1	5

Total retirement benefit plans	77	89

Expenses for post-employment medical plans:
Current service cost	1	1
Interest cost	2	2
Past service cost (credit) recognized immediately	—	—

Total post-employment medical plans	3	3

Total expenses defined benefit plans	80	92

Total expenses for defined contribution plans	106	106

Total expenses for post-employment benefits	186	198

Employer contributions to mandatory German social security pension plan	62	57

The Group expects to contribute approximately € 125 million to its retirement benefit plans in 2012. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2012.

For the Group’s most significant pension plans, the discount rate assumption at each measurement date is set based on a high quality corporate bond yield curve approach reflecting the actual timing and amount of the future expected benefit payments for the respective plans. With respect to the discount rate applied to determine the Group’s defined benefit pension obligations in Germany, the Group decided to broaden the underlying bond universe to include high quality covered bonds effective March 31, 2012. This recalibration resulted in an increase in discount rate of 30 basis points and consequently to an actuarial gain related to our defined benefits plans of approximately € 308 million before tax in the first quarter 2012. The resultant discount rate applied to determine the defined benefit pension obligations in Germany as of March 31, 2012 is 4.4%.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of March 31, 2012	Information on the Income Statement (unaudited)

General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
General and administrative expenses:

IT costs	587	561

Occupancy, furniture and equipment expenses	527	482

Professional service fees	402	371

Communication and data services	232	219

Travel and representation expenses	124	126

Payment and clearing services	131	125

Marketing expenses	85	94

Consolidated investments	176	161

Other expenses[1]	920	598

Total general and administrative expenses	3,184	2,737
[1]

The increase in other expenses in the first quarter 2012 compared to the first quarter 2011 is primarily driven by litigation related expenses in CB&S and by an accrual for the German bank levy which did not occur in the prior year quarter.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

Information on the Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2012	Dec 31, 2011
Trading assets:
Trading securities	233,732	214,087
Other trading assets[1]	24,773	26,837

Total trading assets	258,504	240,924

Positive market values from derivative financial instruments	759,231	859,582

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	125,611	117,284
Securities borrowed	25,912	27,261
Loans	23,492	24,220
Other financial assets designated at fair value through profit or loss	11,893	11,528

Total financial assets designated at fair value through profit or loss	186,908	180,293

Total financial assets at fair value through profit or loss	1,204,643	1,280,799
[1]	Includes traded loans of € 15,808 million and € 18,039 million as of March 31, 2012 and December 31, 2011, respectively.

in € m.	Mar 31, 2012	Dec 31, 2011
Trading liabilities:
Trading securities	66,849	60,005
Other trading liabilities	2,194	3,881

Total trading liabilities	69,043	63,886

Negative market values from derivative financial instruments	738,120	838,817

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	83,197	93,606
Loan commitments	762	1,192
Long-term debt	15,059	13,889
Other financial liabilities designated at fair value through profit or loss	12,591	9,631

Total financial liabilities designated at fair value through profit or loss	111,608	118,318

Investment contract liabilities[1]	7,406	7,426

Total financial liabilities at fair value through profit or loss	926,178	1,028,447
[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Mar 31, 2012	Dec 31, 2011
Debt securities	37,993	39,381

Equity securities	1,742	1,868

Other equity interests	1,020	1,116

Loans	3,093	2,916

Total financial assets available for sale	43,848	45,281

Debt securities included Greek government bonds (excluding the below mentioned European Financial Stability Facility securities) with a fair value of € 42 million as of March 31, 2012 and € 211 million as of December 31, 2011.

In March 2012, Deutsche Bank participated in the exchange offer and consent solicitations with all our Greek government bonds eligible in this respect. Under the terms for Private Sector Involvement, Greek Government Bonds holders, in exchange, received (i) new bonds issued by the Greek government having a face amount equal to 31.5 % of the face amount of their exchanged bonds (ii) European Financial Stability Facility notes

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

with a maturity date of two years or less and having a face amount of 15 % of the face amount of their exchanged bonds and (iii) detachable securities linked to the Greece gross domestic product. The Greek government also delivered short-term European Financial Stability Facility notes to discharge all unpaid interest accrued up to February 24, 2012 on exchanged bonds. The bonds that Deutsche Bank tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

In the first quarter 2012, Deutsche Bank recognized a loss in income before income taxes of € 33 million on Greek government bonds as a result of an impairment prior to the Greek debt rescheduling on March 12, 2012. More information on financial assets/liabilities related to certain European countries is included on page 30 of this report.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income (loss), ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	—	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

The following table shows carrying values and fair values as of March 31, 2012 and December 31, 2011 of the assets reclassified in 2008 and 2009.

	Mar 31, 2012		Dec 31, 2011
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitized assets[1]	6,389	5,328	6,733	5,501
Debt securities	805	759	859	823
Loans	7,643	7,093	7,754	7,117
Total trading assets reclassified to loans	14,837	13,180	15,346	13,441

Financial assets available for sale reclassified to loans:
Securitized assets[1]	5,951	5,181	6,220	5,359
Loans	1,293	1,400	1,337	1,427

Total financial assets available for sale reclassified to loans	7,244	6,581	7,557	6,786

Total financial assets reclassified to loans	22,081	19,761	22,903	20,227
[1]	Securitized assets consist of mortgage- and asset-backed securities.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. For the three months ended March 31, 2012 the Group sold reclassified assets with a carrying value of € 234 million. Of the sales that occurred in this period € 174 million were for assets that were previously classified as trading including € 89 million of mortgage-backed securities. Sales in this period resulted in net losses of € 16 million, of which € 13 million of net losses related to assets that were previously classified as trading. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

In addition to sales, the decrease in the carrying value of reclassified assets includes redemptions and maturities of € 137 million on assets previously classified as trading and € 125 million on assets previously classified as available for sale.

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income (loss) if the reclassifications had not been made are shown in the table below.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	186	202

Impairment (losses) on the reclassified financial assets available for sale which were impaired	(5)	1

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	98	149

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Interest income	156	196

Provision for credit losses	(42)	(22)

Other income[1]	(13)	18

Income before income taxes on reclassified trading assets	101	192

Interest income	38	36

Provision for credit losses	(12)	—

Other income[1]	(2)	—

Income before income taxes on reclassified financial assets available for sale	24	36
[1]	Predominantly relates to losses from the sale of reclassified assets.

Financial Instruments carried at Fair Value

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These instruments include: highly liquid treasury securities and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These instruments include: many over-the-counter (OTC) derivatives; many investment-grade listed credit bonds; some credit default swaps (CDS); many collateralized debt obligations (CDO); and many less liquid equities.

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These instruments include: more complex OTC derivatives; distressed debt; highly structured bonds; illiquid asset-backed securities (ABS); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many commercial real-estate (CRE) loans; illiquid loans; and some municipal bonds.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in the table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 "Significant Accounting Policies" of the Financial Report 2011.

	Mar 31, 2012				Dec 31, 2011
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)		Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)		Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	111,591	111,575		10,565	99,487	103,327		11,272
Positive market values from derivative financial instruments	14,215	726,325		18,691	15,947	822,009		21,626
Other trading assets	808	19,988		3,977	847	20,773		5,218
Financial assets designated at fair value through profit or loss	6,978	175,231		4,699	6,907	168,224		5,162
Financial assets available for sale	9,396	29,975		4,477	3,960	37,026		4,295
Other financial assets at fair value	—	7,547	[1]	—	—	7,511	[1]	—

Total financial assets held at fair value	142,988	1,070,641		42,409	127,148	1,158,870		47,573

Financial liabilities held at fair value:
Trading securities	43,589	23,027		234	35,033	24,625		347
Negative market values from derivative financial instruments	11,682	716,137		10,301	12,815	814,696		11,306
Other trading liabilities	35	2,150		9	22	3,845		14
Financial liabilities designated at fair value through profit or loss	89	110,057		1,462	116	116,198		2,004
Investment contract liabilities[3]	—	7,406		—	—	7,426		—
Other financial liabilities at fair value	—	3,393	[1]	(123)[2]	—	4,159	[1]	(250)[2]

Total financial liabilities held at fair value	55,395	862,170		11,883	47,986	970,949		13,421
[1]	Predominantly relates to derivatives qualifying for hedge accounting.
[2]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

[3]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 40 "Insurance and Investment Contracts" of the Financial Report 2011 for more detail on these contracts.

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

The decrease in total level 3 assets during the three months ended March 31, 2012 mainly resulted from a decrease in positive market values from derivative financial instruments. This decrease was attributable to a combination of transfers from level 3 into level 2 due to increased observability of input parameters, settlements and mark-to-market movements. Other trading assets decreased predominantly due to transfers from level 3 into level 2 due to increased observability of input parameters.

The decrease in total level 3 liabilities during the three months ended March 31, 2012 came predominantly from negative market values from derivative financial instruments. This decrease was due to both mark-to-market movements and transfers from level 3 to level 2 due to increased observability of parameter inputs used to value these liabilities.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy during the period.

Allowance for Credit Losses

Allowance for loan losses	Three months ended Mar 31, 2012			Three months ended Mar 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296

Provision for loan losses	184	139	324	154	215	369

Net charge-offs	(274)	(96)	(370)	(129)	(101)	(230)
Charge-offs	(283)	(179)	(462)	(135)	(157)	(292)
Recoveries	9	83	92	6	56	62

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(34)	0	(34)	(47)	(26)	(73)

Balance, end of period	1,887	2,194	4,081	1,621	1,741	3,362

Allowance for off-balance sheet positions	Three months ended Mar 31, 2012			Three months ended Mar 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	127	98	225	108	110	218

Provision for off-balance sheet positions	(10)	1	(9)	5	(1)	4
Usage	—	—	—	—	—	—

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes	—	(1)	(1)	(1)	(5)	(5)

Balance, end of period	117	97	214	112	104	216

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of March 31, 2012	Information on the Balance Sheet (unaudited)

Other Assets and Other Liabilities

in € m.	Mar 31, 2012	Dec 31, 2011
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	59,025	63,771
Receivables from prime brokerage	8,832	9,652
Pending securities transactions past settlement date	5,536	3,479
Receivables from unsettled regular way trades	97,426	45,907

Total brokerage and securities related receivables	170,820	122,810

Accrued interest receivable	3,766	3,598

Assets held for sale	251	2,366

Other	23,665	26,020

Total other assets	198,501	154,794

in € m.	Mar 31, 2012	Dec 31, 2011
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	56,394	58,419
Payables from prime brokerage	31,217	32,255
Pending securities transactions past settlement date	2,374	2,823
Payables from unsettled regular way trades	93,789	46,236

Total brokerage and securities related payables	183,772	139,733

Accrued interest payable	3,847	3,665

Liabilities held for sale	2	1,669

Other	36,850	42,750

Total other liabilities	224,472	187,816

Long-Term Debt

in € m.	Mar 31, 2012	Dec 31, 2011
Senior debt:

Bonds and notes
Fixed rate	108,275	104,906
Floating rate	43,226	46,735

Subordinated debt:

Bonds and notes
Fixed rate	6,618	6,781
Floating rate	4,942	4,994

Total long-term debt	163,061	163,416

Shares Issued and Outstanding

in million	Mar 31, 2012	Dec 31, 2011
Shares issued	929.5	929.5

Shares in treasury	7.1	24.9

– thereof buyback	6.4	24.1

– thereof other	0.7	0.8

Shares outstanding	922.4	904.6

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of March 31, 2012	Other Financial Information on (unaudited)

Other Financial Information (unaudited)

Regulatory Capital

Starting December 31, 2011, the calculation of the Group’s capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as "Basel 2.5", as implemented in the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m. (unless stated otherwise)	Mar 31, 2012	Dec 31, 2011
Credit risk	251,775	262,460

Market risk	64,929	68,091

Operational risk	51,718	50,695

Total risk-weighted assets	368,422	381,246

Core Tier 1 capital	37,003	36,313

Additional Tier 1 capital	12,416	12,734

Tier 1 capital	49,419	49,047

Tier 2 capital	5,764	6,179

Tier 3 capital	—	—

Total regulatory capital	55,183	55,226

Core Tier 1 capital ratio	10.0%	9.5%

Tier 1 capital ratio	13.4%	12.9%

Total capital ratio	15.0%	14.5%

The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m.	Mar 31, 2012	Dec 31, 2011
Tier 1 capital:

Core Tier 1 capital:

Common shares	2,380	2,380
Additional paid-in capital	23,436	23,695
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	30,267	29,400

Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,634)	(14,459)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG:
Deductible investments in banking, financial and insurance entities	(1,326)	(1,332)
Securitization positions not included in risk-weighted assets	(2,651)	(2,863)
Excess of expected losses over risk provisions	(469)	(508)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(4,446)	(4,703)

Core Tier 1 capital	37,003	36,313

Additional Tier 1 capital:

Noncumulative trust preferred securities[1]	12,416	12,734

Additional Tier 1 capital	12,416	12,734

Total Tier 1 capital	49,419	49,047

Tier 2 capital:

Unrealized gains on listed securities (45 % eligible)	62	70

Profit participation rights	1,150	1,150

Cumulative trust preferred securities	296	294

Qualified subordinated liabilities	8,702	9,368

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(4,446)	(4,703)

Total Tier 2 capital	5,764	6,179
[1]	Included € 20 million silent participations both as of March 31, 2012 and as of December 31, 2011.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Basel 2 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of March 31, 2012, the transitional item amounted to € 287 million compared to € 319 million as of December 31, 2011. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 13.5 % and 15.0%, respectively, at the end of the quarter compared to 12.9 % and 14.6 % on December 31, 2011.

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honored by the customers, or such claims may be recovered from proceeds from obtained collateral.

in € m.	Mar 31, 2012	Dec 31, 2011
Irrevocable lending commitments	125,673	127,995

Contingent liabilities	69,686	73,653

Total	195,359	201,648

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group’s material contingent liabilities the possibility of which is more than remote relate to the legal and regulatory matters described below, some of which consist of a number of claims. In respect of certain of these matters provisions have also been taken. The provision, if any, or the estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 28 "Provisions" of the Group’s Financial Report 2011 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For the Group’s significant legal and regulatory matters where an estimate can be made, the Group currently estimates that, as of March 31, 2012, the aggregate future loss the possibility of which is more than remote is € 2.1 billion in excess of provisions for such matters.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. The appellate court has begun taking evidence and recommended that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties. Deutsche Bank holds the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated. Dr. Kirch passed away in July 2011. The death of Dr. Kirch has no impact on the proceedings. On March 1, 2012, after thorough review, Deutsche Bank did not accept an out-of-court settlement proposal.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as "Deutsche Bank"), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, asset-backed commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in RMBS offerings. These cases include purported class action suits, actions by individual purchasers of securities, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has preliminarily approved a settlement of the case. The settlement remains subject to certain terms and final court approval, with a final approval hearing currently scheduled for July 10, 2012.

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the court dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Asset Management Fund, Assured Guaranty Municipal Corp., Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Franklin Bank S.S.B.), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC., Sealink Funding Ltd., Stichting Pensioenfonds ABP, The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims.

A number of other entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank.

On May 3, 2011, the United States Department of Justice (USDOJ) filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleges that Deutsche Bank AG, DB Structured Products, Inc., MortgageIT, Inc. and Deutsche Bank Securities Inc. (DBSI) submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S.$ 368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint seeks recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the USDOJ seeks over U.S.$ 1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint. Following a hearing on December 21, 2011, the court granted the USDOJ leave to file a second amended complaint.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Auction Rate Securities Litigation. Deutsche Bank AG and DBSI have been named as defendants in 21 actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate preferred securities and auction rate securities (together, "ARS"). Of those 21 actions, five are pending and sixteen have been resolved and dismissed with prejudice. Deutsche Bank AG and DBSI were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold ARS offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.

Trust Preferred Securities Litigation. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Defendants have moved for reconsideration of the portion of the decision denying the motion to dismiss. On September 20, 2011, plaintiffs filed a second amended complaint, which no longer includes claims based on the October 2006 issuance of securities.

Interbank Offered Rates Matters. Deutsche Bank AG has received various subpoenas and requests for information from certain regulators and governmental entities in the United States and Europe, including the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission, the U.S. Securities and Exchange Commission, and the European Commission, in connection with setting interbank offered rates for various currencies. These inquiries relate to various periods between 2005 and 2011. Deutsche Bank is cooperating with these investigations. In addition, a number of civil actions, including putative class actions, have been filed in federal courts in the United States against Deutsche Bank AG, an affiliate and numerous other banks on behalf of certain parties who allege that they transacted in LIBOR-based financial instruments and that the defendants manipulated, through various means, the U.S. dollar LIBOR rate and prices of U.S. dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act and the antitrust laws. The civil actions have been consolidated for pre-trial purposes in the United States District Court for the Southern District of New York. The litigations are in their early stages.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase demands exists, Deutsche Bank rejects them and no longer considers them outstanding for Deutsche Bank’s tracking purposes.

As of March 31, 2012, Deutsche Bank has approximately U.S.$ 1.4 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank has established provisions that are not material and that Deutsche Bank believes to be adequate. There are other potential loan repurchase demands that, based on past experience, Deutsche Bank anticipates will be made but for which Deutsche Bank cannot reliably estimate the timing or level. Deutsche Bank also does not know whether its past success rate in rebutting such demands will be a good predictor of future success. Mortgage repurchase demands that are asserted via legal proceedings against Deutsche Bank, whether following rejection by Deutsche Bank or otherwise, are classified under Operational/Litigation.

As of March 31, 2012, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$ 2.4 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 40.7 billion of loans sold by Deutsche Bank as described above.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2012, were loans and commitments of € 10 million and deposits of € 11 million. As of December 31, 2011, there were loans and commitments of € 11 million and deposits of € 9 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

During 2010 and up to the first quarter of 2011, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was closed the payor company was not included in the Group of consolidated companies.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans

In the three months ended March 31, 2012, and in the year 2011 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and other related parties
in € m.	Mar 31, 2012	Dec 31, 2011
Loans outstanding, beginning of period	5,158	4,329

Loans issued during the period	147	1,211 [1]

Loan repayments during the period	314	307

Changes in the group of consolidated companies	—	(13)

Exchange rate changes/other	(2)	(62)

Loans outstanding, end of period [2,3]	4,989	5,158

Other credit risk related transactions:

Allowance for loan losses	21	53

Provision for loan losses	(0)	22

Guarantees and commitments	273	262
[1]	The amount of loans issued during 2011 is mainly related to the restructuring of a loan transaction. Related interest income earned amounted to € 230 million.
[2]	Interest income earned from loans outstanding amounts up to € 70 million as of March 31, 2012.
[3]	Loans past due were nil as of March 31, 2012, and December 31, 2011, respectively.

Deposits

In the three months ended March 31, 2012, and in the year 2011 deposits received from related parties developed as follows.

	Associated companies and other related parties
in € m.	Mar 31, 2012	Dec 31, 2011
Deposits, beginning of period	247	220

Deposits received during the period	157	258

Deposits repaid during the period	69	190

Changes in the group of consolidated companies	(2)	(41)

Exchange rate changes/other	(0)	0

Deposits, end of period	333	247

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 294 million as of March 31, 2012, and € 221 million as of December 31, 2011. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 9 million as of March 31, 2012, and € 19 million as of December 31, 2011.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2012, transactions with these plans were not material for the Group.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet non-current assets and disposal groups held for sale are reported in other assets and other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2012.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets and liabilities held for sale amounted to € 251 million (December 31, 2011: € 2.4 billion) and € 2 million as of March 31, 2012 (December 31, 2011: € 1.7 billion).

In the first quarter 2012, the Group classified a building being held as property and equipment within the Group Division Corporate Investments as held for sale. The classification as held for sale did not result in any impairment loss. The asset was sold as of April 2, 2012.

Additionally, the Group classified an investment in an associate within the Corporate Division Corporate Banking & Securities as held for sale in 2011 that is expected to be sold within one year. The classification as held for sale led to an initial impairment loss of € 2 million in 2011 and, due to a changed fair value less cost to sell, to a reversal of that impairment of € 2 million in the first quarter 2012 which were both recognized in other income.

As of March 31, 2012 and December 31, 2011, no unrealized net gains or losses relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of March 31, 2012	Other Financial Information (unaudited)

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal

Corporate Banking & Securities	A disposal group mainly including traded loans, mortgage servicing rights and financial guarantees	The classification as held for sale led to an impairment loss of € 22 million in 2011. In 2012, no additional impairment or reversal was recognized.	First quarter of 2012

Asset & Wealth Management	Several disposal groups and several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group	None	First quarter of 2012

[1]	Impairment losses and reversals are included in Other income.

Events after the Reporting Date

As a result of the substantial progress towards an agreement for a third party to acquire Actavis, CI recognized an impairment loss of € 257 million in the first quarter 2012.

As of April 25, 2012, the Group classified its exposure in Actavis (recorded within CI) as held for sale following further progress towards an agreement for a third party to acquire Actavis. Currently, the Group does not anticipate further material impacts in this regard.

Deutsche Bank	Other Information (unaudited)	77
Interim Report as of March 31, 2012	Target Definitions

Other Information (unaudited)

Target Definitions

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as "target definitions" because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.

The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.

Pre-Tax Return on Average Active Equity (Target Definition)

The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity. Both are defined below.

IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows:

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Income (loss) before income taxes (IBIT)	1,879	3,021

Less pre-tax noncontrolling interests	(29)	(89)

IBIT attributable to Deutsche Bank shareholders	1,850	2,932

Add (deduct):
Certain significant gains (net of related expenses)	—	(236)[1]
Certain significant charges	—	—

IBIT attributable to Deutsche Bank shareholders (target definition)	1,850	2,696
[1]

Positive impact of € 236 million related to the stake in Hua Xia Bank (PBC) for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It included a gross gain of € 263 million, which was in part reduced by anticipated cost components of € 26 million that did not materialize later in 2011.

Deutsche Bank	Other Information (unaudited)	78
Interim Report as of March 31, 2012	Target Definitions

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	Three months ended
in € m.	Mar 31, 2012	Mar 31, 2011
Average shareholders’ equity	54,293	49,471

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax [1]	548	290
Average dividend accruals	(784)	(784)

Average active equity	54,056	48,977
[1]

The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (472) million for the three months ended March 31, 2012. For the three months ended March 31, 2011, the tax effect was € (375) million.

Pre-tax return on average active equity (target definition) is presented below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

	Three months ended
in %	Mar 31, 2012	Mar 31, 2011
Pre-tax return on average active equity (target definition)	13.7%	22.0%

Pre-tax return on average shareholders’ equity	13.6%	23.7%

Pre-tax return on average active equity	13.7%	23.9%

Deutsche Bank	Other Information (unaudited)	79
Interim Report as of March 31, 2012	Target Definitions

Leverage Ratio (Target Definition)

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated using a target definition for which adjustments are made to reported IFRS total assets and total equity. Such adjusted measures, which are non-GAAP financial measures, are described within this report in the section "Risk Report – Balance Sheet Management".